EXHIBIT 3



                                  Annual Report


                                  30 April 2004




This document contains forward-looking information that involves risks and uncertainties, including statements about Futuremedia's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning Futuremedia's strategic direction and its ability to address its need for additional financing and increase revenues. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the ability of the Company to operate profitably and generate cash, the early stage of the Internet and intranet learning and communications market, the management of growth (including the integration of acquisitions), the ability of the Company to develop and successfully market new products (including the Company's Learning for All(TM) product), rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this report. Futuremedia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

Dear Shareholder,

The Directors are pleased to present the Annual Report and Accounts for the year ended 30th April 2004. The Annual Report includes both the US GAAP financial information that the Company is required to prepare under applicable Securities and Exchange Commission ("SEC") regulations in connection with its listing on the NASDAQ Small Cap Market and the financial and other information required under applicable UK law.

As a special matter of attention, the Directors are closely monitoring the Company's compliance, within the applicable time frames for non-US issuers, with the SEC rules and NASDAQ listing standards implemented as a result of the Sarbanes-Oxley Act. For additional information, reference is also made to the Company's most recent annual report on Form 20-F filed with the SEC on 30th September 2004, which is available on the SEC's website (www.sec.gov).

2004 saw a transformation in Futuremedia's reported revenues with a 14-fold increase in turnover. This was achieved in the second half of the year following the launch in September 2003, of the new Learning For All ("LFA") product, which is designed to extend the reach of e-learning facilities into the homes of customers' employees, taking advantage of tax savings available to participants under the UK government's Home Computing Initiative. By the end of the financial year, Futuremedia had delivered and installed some 16,000 units to the homes of Royal Mail and Britvic employees, the first two customers taking the product.

Futuremedia continued to trade at a loss for the year, as it invested heavily in creating the infrastructure necessary to support the roll out of the LFA product to current clients, and to prepare for the expected growth in the takeup of this product in 2005. Nevertheless, the operating loss was reduced year on year by 21%.

During the year, the Company completed on the sale of its premises at Media House in Arundel. Proceeds from the sale provided additional working capital, and permitted the repayment of certain outstanding debt obligations. On completion, in May 2003, the Company relocated to its current leasehold offices in Brighton.

Also during the course of the year, in July, 2003, the Company acquired the business and assets of IQDos Limited. IQDos is a UK company providing bespoke e-Learning materials, with the capability of providing e-Learning consultancy and classroom-based training. Its acquisition has significantly strengthened Futuremedia's capability to produce custom designed content, and has brought with it access to new customers such as Hilton and Britvic.

The Company's Annual General Meeting will be held at Nile House at 9.00am on March 17, 2005.

An agenda for the Annual General Meeting is enclosed.

The Board proposes a number of Special Business resolutions this year, numbered six to ten in the Notice and Agenda.

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

Resolution six seeks to increase the authorised ordinary share capital of the Company from 125 million shares to 250 million shares, providing the Company with the flexibility to pursue its stated goal of expansion through strategic acquisition where appropriate. This resolution will also enable the Company to pursue funding opportunities where appropriate.

Resolutions seven and eight are linked to resolution six and authorise the directors to allot shares up to the authorised but unissued share capital of the Company, for cash or other consideration.

Resolution nine seeks to allow automatically all employees and directors a further six months after they cease being an employee or member of the board, in which to exercise any outstanding share options granted to them under the Unapproved Executive Share Option Scheme, which would otherwise lapse on the date of termination or resignation. Under the terms of the scheme, the directors currently have discretionary powers to grant such an extension on an individual basis.

Resolution ten seeks to authorise the directors to secure a public listing of its shares in one or more of the EEA states.

We hope that you will be able to attend the Meeting, and it would assist in our arrangements if you would kindly return the slip overleaf. If you do attend, please be sure to bring with you evidence of identity and shareholdership to ensure entry.



Sincerely


The Board


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


The Company Secretary,
Futuremedia PLC
Nile House,
Nile Street,
Brighton,
East Sussex BN1 1HW
England
Fax: (0041) 1273-829702
E-mail: fm@futuremedia.co.uk



I will/will not* be attending the Company's A.G.M on Thursday March 17th, 2005 at 9.00 am *delete as appropriate

                              Signed.........................................

                              Please print name..............................

                              Address........................................

                                     ........................................

                                     ........................................


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

                                TABLE OF CONTENTS

                                                                           Page
Notice and Agenda of Annual General Meeting                                  6

Chief Executive Officer's Report                                            10

Independent Auditor's Report (US GAAP)                                      12

Consolidated Financial Statements (US GAAP)                                 13

Directors, Advisors and Registered Office                                   41

Directors' Report under The Companies Act 1985                              42

Statement of Directors' Responsibilities in
respect of the Accounts under The Companies Act 1985                        45

Remuneration Report under The Companies Act 1985                            46

Independent Auditor's Report (UK GAAP)                                      53

Group Financial Statements (UK GAAP)                                        55


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

NOTICE AND AGENDA OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Nile House, Nile Street, Brighton, East Sussex BN1 1HW, England on 17th March, 2005 at 9.00 am for the following purposes:


ORDINARY BUSINESS

3. To receive and adopt the directors' remuneration report and the company's annual accounts, together with the directors' report and the auditors' report on those accounts and the auditable part of the remuneration report, for the year ended April 30th, 2004.

4.    To consider each of the following resolutions:

                              ORDINARY RESOLUTIONS

      (f)   To re-elect Mr. D Bailey as Director

      (g)   To re-elect Mr. L M Fertig as Director

      (h)   To re-elect Mr. M Johansson as Director

      (i)   To re-elect Mr. C Kleman as Director

      (j)   To re-elect Mr. J Vandamme as Director

3.    To re-appoint BDO Stoy Hayward LLP as the Auditors.

4.    To authorise the Directors to fix the remuneration of the Auditors.

5.    To transact any other ordinary business of the Company.


SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions, of which resolutions 7, 9 and 10 will be proposed as ordinary resolutions and resolutions 6 and 8 will be proposed as a special resolution.

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

6. THAT the authorised Ordinary share capital of the company be increased from GBP 1,388,888.88 to GBP 2,777,777.78 by the creation of 125,000,000 ordinary shares of one and one-ninth pence each ranking pari passu in all respects with the existing ordinary shares of one and one-ninth pence each in the capital of the company and that Article 5(A) of the Company's Articles of Association be amended accordingly.

7. THAT the directors be and they are generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the company to allot relevant securities (within the meaning of that section) up to the aggregate nominal amount of the authorised but unissued share capital of the company at the time of passing this resolution provided that this authority is for a period expiring five years from the date of this resolution but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired. This authority is in substitution for all substituting authorities, to the extent unused.

8. THAT subject to the passing of the previous resolution the directors be and they are empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) wholly for cash pursuant to the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire five years from the date of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuant of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

9. THAT the proposed variation of the Rules of the Company's Executive Share Option Scheme, whereby rule 5.1.2 is deleted and replaced with the words:
      "in the event of an Option Holder who is an employee leaving Employment for any reason the expiry of six months from the date of actual termination of the Option Holder's employment and in the eveny of an Option Holder who is a Director ceasing to be a Director for any reason, the expiry of six months from the date of actual termination of the Option Holder's directorship", be and it is hereby approved.

10. THAT the directors be and they are hereby authorised to take all such acts as they may consider necessary or desirable to procure the admission of securities of the Company to listing on an investment exchange in one or more EEA States.

                                              By Order of the Board


                                              P G Machin
                                              Secretary


Registered Office:       Nile House, Nile Street, Brighton, East Sussex, England

Dated:                   21st January 2005

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

(1) A member entitled to attend and vote at this Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) Members and proxies may be asked to produce evidence of their identity in order to be admitted to the Meeting.


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

Voting Procedures

         The votes of shareholders present in person or represented by proxy at the Annual General Meeting will be tabulated by the Company Secretary.

         A quorum, consisting of at least two persons present in person or by proxy, and holding or representing by proxy in aggregate not less than one third of the issued share capital of the Company on 21st January 2005 will be required for the transaction of the business on the agenda for the Annual General Meeting.

         The affirmative vote of the majority of the holders of shares present in person or by proxy and voting at the Annual General Meeting is required to approve the resolutions on the agenda for the Annual General Meeting.

         Except as provided below, the enclosed proxy, if executed and returned, will be voted as directed in the proxy.

         In the case of abstentions from voting of shares on any matter, the shares which are the subject of abstention ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative votes on the matter to be voted upon. Brokers may not vote shares held in street name on behalf of customers on a proposal without specific instructions from their customers.

         If a stockholder has not given any instructions on the proposals, then the votes attaching to such stockholder's shares are not counted for purposes of a quorum.

         If a stockholder has given instructions on some but not all of the proposals, then the votes attaching to the stockholder's shares are counted for the determination of a quorum for all purposes. On any given proposal, where no instructions are received from the customer, the votes attaching to such stockholder's shares ("broker non-votes") will not be counted as affirmative or negative votes on the matter to be voted upon.

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

                        CHIEF EXECUTIVE OFFICER'S REPORT


HIGHLIGHTS OF THE YEAR

During our fiscal year that ended 30th April 2004 we saw the results from our strategy of building Futuremedia into a European leader of managed e-learning services growing our revenue fourteen-fold and preparing the Company for a return to profitability.

With the cost reduction part of our return to profitability plan completed in the previous fiscal year, the focus for us this year has been predominantly on generating profitable revenue growth - in particular for our new Learning For All(TM) service. The result of our focus on growth was an increase in our revenues from GBP 1,342,000 in Fiscal 2003 to GBP 18,700,000 in Fiscal 2004. We closed the year with a forward order book of GBP 4.3 million, of which GBP 2.7 million was Learning For All(TM) deferred revenues.

During this phase of rapid growth the Company was able to maintain a focus on costs and as a result our gross profits grew from GBP 228,000 in Fiscal 2003 to GBP 2,129,000 in Fiscal 2004, while the Company's net loss grew from GBP 1,088,000 in Fiscal 2003 to GBP 1,662,000 in Fiscal 2004. During Fiscal 2004 the Company's operations generated GBP 3,052,000 in cash and we ended Fiscal 2004 with GBP 4,651,000 of cash in the bank. The Company remains debt free.

The predominant reason behind our rapid revenue growth was the launch of our Learning For All(TM) service providing employers and employees with a financially attractive option to access learning from home through the provision of a home PC linked to the Internet. The service is taking full advantage of the UK Government tax advantages in the Home Computing Initiative ("HCI") launched in January 2004 that allows employees to obtain a home PC and associated services at a cost of 40% or less of equivalent high street price while Futuremedia provides the employer with a home based e-learning and communications network at no cost to the employer.

Futuremedia succeeded in securing two major Learning For All(TM) orders from Royal Mail and Britvic between November 2003 and March 2004 placing the Company in a leadership position in the rapidly growing UK HCI market. This position was further enhanced through co-marketing agreements with Microsoft, Fujitsu-Siemens and Wanadoo (France Telecom). Additionally, the successful implementation of Learning For All(TM) at Royal Mail was awarded the `Benefit of the year' accolade by the leading UK benefit publication.

We also continued to invest in our proposition by developing and launching our Experiential Learning Simulation and Assessment solution utilising the power and popularity of games technology to allow participants to learn in a simulated work environment through a cast of characters whose personalities can be configured to simulate work-related interactions.

We also completed the asset purchase of IQdos Ltd., bringing new clients such as Hilton International, Channel 4, and BBC to the Company. This has resulted in a number of new orders and significant revenue growth since the completion of the purchase and provides the Company with a model for further acquisitions.

Subsequent to the end of the year we have continued our revenue growth by winning further significant sales from BUPA, Capita plc, ING Direct, Surrey e-Partnership, and Winterthur Life UK.

The development of our product range and services has also continued and in May 2004 we launched Aktivna, our learning management platform composed of Aktivna Learning Management System, Aktivna Portal, Aktivna Profile and Aktivna Assess. This was followed later by the launch of our Live `n' Learn portfolio of personal interest e-learning programmes. The portfolio has now grown to comprise some 20 programmes with titles ranging from School Safe for safety around your children, to Digital Photography.

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

As a result of our ongoing development Futuremedia is today in a position to offer a complete managed e-learning service to large organisations including consulting services, learning content production and sourcing, e-learning platform and hosting, as well as total service provision and learner support. Through Learning For All(TM) this service is now provided to employees at home as well as at work.



                                 FUTURE OUTLOOK


The global market for learning services continues to be fragmented, mainly because the procurement, delivery and consumption of learning have all to a large extent been a local activity even within large global organisations. With the growing level of acceptance and usage of e-learning now allowing for global procurement and delivery, we expect to see an increasing trend of consolidation in the e-learning market.

As a result of both underlying demand growth for learning services and the ongoing shift to e-learning from other learning delivery methods, we expect the European e-learning market to continue to show significant growth in the coming years. In particular, we anticipate the demand for out-sourced e-learning services to grow quickly, supported by a general trend towards out-sourcing as a key component of business process management. We further expect the HCI to show continued rapid growth in the UK, with new markets such as Spain launching similar programmes providing opportunities for further market growth.

With our proven managed e-learning solution in place in combination with our market leadership position of our Learning For All(TM) service, Futuremedia is now in the unique position to offer our customers a learning service with the flexibility to learn at work or at home. We believe that our stable financial position, improved share price, fourteen-fold higher revenue base together with the Company moving into sustainable profitability, well positions the Company to capitalise on both the organic and inorganic opportunities ahead.

In summary - thanks to the continued business from our customers, the continued support by our shareholders, and the continued hard work and dedication by our employees - we ended Fiscal 2004 as a leading European provider of managed e-learning well positioned for further growth.


Mats Johansson

Chief Executive Officer

Futuremedia PLC

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Futuremedia PLC

We have audited the accompanying consolidated balance sheets of Futuremedia PLC as of April 30, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Futuremedia PLC as of April 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/ BDO Stoy Hayward LLP
London, England


July 27, 2004

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

CONSOLIDATED BALANCE SHEETS

                                                                                     April 30,
                                                              --------------------------------------------------------
                                                                    2004               2004               2003
                                                                    ----               ----               ----
                                                                   ($'000)          (GBP '000)         (GBP '000)
ASSETS

Current assets
   Cash and cash equivalents................................        8,250              4,651                437
   Accounts receivable, less allowance of GBP 74,000
   ($131,000) in 2004 and GBP 35,000 in 2003 for doubtful
   accounts.................................................        3,351              1,889                267
   Amounts recoverable on contracts.........................           75                 42                 44
   Accrued income...........................................        1,478                833                 --
   Amounts recoverable from vendors.........................        1,426                804                 --
   Other current assets.....................................          170                 96                 13
   Receivable from stock subscription.......................           43                 24                239
   Inventories - finished goods.............................        1,125                634                  1
   Prepaid expenses.........................................          671                378                376

   Total current assets.....................................       16,589              9,351              1,377

Equity investment in Luvit AB...............................           --                 --                204

Property held for Sale......................................           --                 --                450

Property and equipment
    Audio visual and computer equipment.....................          908                512                427
    Office equipment........................................          126                 71                 71

                                                                    1,034                583                498
Accumulated depreciation....................................          864                487                419

                                                                      170                 96                 79

Other assets
Goodwill....................................................          147                 83                245
Intangible assets...........................................          667                376                 62
Goodwill on Investment in Luvit AB..........................        1,133                639                739

TOTAL ASSETS................................................       18,706             10,545              3,156
                                                                   ======             ======              =====


See accompanying notes to the consolidated financial statements.

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

CONSOLIDATED BALANCE SHEETS

                                                                                        April 30,
                                                                    --------------------------------------------------
                                                                         2004              2004             2003
                                                                         ----              ----             ----
                                                                        ($'000)         (GBP '000)       (GBP '000)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Fees received in advance.....................................          5,304            2,990               428
    Accounts payable.............................................          3,399            1,916               444
    Other taxes and social security costs........................          2,691            1,517                97
    Other accounts payable.......................................            239              135               109
    Accrual for National Insurance costs on stock options..                  415              234                --
    Accrual for sales commissions due............................          1,575              888                 6
    Other accrued expenses.......................................          2,010            1,133               197
     Bank mortgage                                                            --               --               300

        Total current liabilities................................         15,633            8,813             1,581


Stockholders' equity
         Ordinary shares of 1 1/9p each
         Authorized - 125,000,000
         Issued and outstanding- 87,239,486 at April 30, 2004,
         78,194,457 at April 30, 2003............................          1,719              969               869
         Preference shares of 2p each
         Authorized - 2,000,000
         None issued.............................................             --               --                --
         Additional paid-in capital..............................         33,069           18,642            16,921
         Accumulated deficit.....................................        (31,527)         (17,773)          (16,111)

Other comprehensive loss- cumulative translation
adjustment.......................................................           (188)            (106)             (104)

Total stockholders' equity.......................................          3,073            1,732             1,575



Total liabilities and sTOCKholders' equity.......................
                                                                          18,706           10,545             3,156
                                                                          ======           ======             =====


See accompanying notes to the consolidated financial statements.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     Year ended April 30,
                                                                 (in 000's except share data)
                                                                 ----------------------------
                                                       2004          2004           2003           2002
                                                     ---------    ----------     ----------     ----------
                                                     ($,000's)    (GBP 000's)    (GBP 000's)    (GBP 000's)
Net sales
Products ...........................                   31,050        17,504            622            394
      Services .....................                    2,053         1,157            720            517
                                                      -------       -------        -------        -------
Total Net sales ....................                   33,103        18,661          1,342            911

Cost of sales
      Products .....................                   26,627        15,010            379            315
      Services .....................                    2,699         1,522            735          1,221
                                                      -------       -------        -------        -------
Total Cost of
sales ..............................                   29,326        16,532          1,114          1,536


Gross profit/(loss) ................                    3,777         2,129            228           (625)

Operating expenses
     Sales and marketing ...........                      880           496             91            165
     General and administrative ....                    3,872         2,183          1,134          1,175
     Facilities expenses ...........                      275           155             44             63


Total operating expenses ...........                    5,027         2,834          1,269          1,403

Operating loss .....................                   (1,250)         (705)        (1,041)        (2,028)

Interest income ....................                       43            24              1             32
Interest expense ...................                       (4)           (2)           (48)           (29)

Foreign currency (losses)/gains ....                      (11)           (6)            --             13

Share of loss from equity investment
including goodwill impairment of GBP
100,000 ............................                     (509)         (287)            --             --

Stock compensation arising from
Variable option accounting .........                   (1,217)         (686)            --             --
                                                      -------       -------        -------        -------
Net loss ...........................                   (2,948)       (1,662)        (1,088)        (2,012)
                                                      =======       =======        =======        =======

Loss per share basic and diluted....                    (3.52)c       (1.98)p        (2.34)p        (6.60)p

Weighted average shares outstanding.               83,811,982    83,811,982     46,414,194     30,501,619


See accompanying notes to the consolidated financial statements.

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

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                          Number of       Share       Additional                                    Cumulative         Total
                           Ordinary      Capital       Paid-in     Shares to be     Accumulated     Translation    Stockholders'
                            Shares        Amount       Capital        Issued          Deficit       Adjustment         Equity
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
                                        (GBP `000)    (GBP `000)    (GBP `000)     (GBP `000)       (GBP `000)     (GBP `000)
At April 30, 2001         29,648,374           329        14,822            --        (13,011)             (77)         2,063
Exchange translation                                                                                              ------------------
adjustments.............          --            --            --            --             --               10             10
Net loss................          --            --            --            --         (2,012)              --         (2,012)
                                                                                                                  -----------------
Comprehensive loss......          --            --            --            --             --               --         (2,002)
                                                                                                                  -----------------
Shares to be issued
(net of issuance costs
of GBP 64,000...........  10,346,979            --            --           506             --               --            506
                         -----------------------------------------------------------------------------------------------------------
At April 30, 2002         39,995,353           329        14,822           506        (15,023)             (67)           567
                                                                                                                  -----------------
Exchange translation
adjustments.............          --            --            --            --             --              (37)           (37)
Net loss................          --            --            --            --         (1,088)              --         (1,088)
                                                                                                                  -----------------
Comprehensive loss......          --            --            --            --             --               --         (1,125)
                                                                                                                  -----------------
Issuance of shares
(net of issuance costs
of GBP 120,000).........  38,199,104           540         2,099          (506)            --               --          2,133
                         ----------------------------------------------------------------------------------------------------------
At April 30, 2003         78,194,457           869        16,921            --        (16,111)            (104)         1,575
                                                                                                                  -----------------
Exchange translation
adjustments.............          --            --            --            --             --               (2)            (2)
Net loss................          --            --            --            --         (1,662)                         (1,662)
                                                                                                                  -----------------
Comprehensive loss......          --            --            --            --             --               --         (1,664)
                                                                                                                  -----------------
Adjustment for
Variable options........          --            --           686            --             --               --            686
Issuance of shares  re
exercise of warrants
(net of issuance costs
of GBP 5,000)...........   1,594,344            18            54            --             --               --             72
Issuance of shares re
acquisition (net of
issuance costs of GBP
20,000).................   1,125,000            12           270            --             --               --            282
Issuance of shares re
investment (net of
issuance costs of GBP
50,000).................   5,173,958            57           649            --             --               --            706
Issuance of shares  re
exercise of options
(net of issuance costs
of GBP 5,000)...........   1,151,727            13            62            --             --               --             75
                         ------------- ------------- ------------- -------------- ---------------- -------------- -----------------
At April 30, 2004         87,239,486           969        18,642            --        (17,773)            (106)         1,732
                         ============= ============= ============= ============== ================ ============== =================

See accompanying notes to the consolidated financial statements.

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

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended April 30,
                                                        ----------------------------------------------------------------------
                                                                2004              2004              2003             2002
                                                                $'000           GBP '000          GBP '000         GBP '000
Operating activities
Net loss .............................................         (2,948)          (1,662)            (1,088)          (2,012)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
   Depreciation ......................................            122               69                131              147
   Shares issued for services ........................             --               --                 11               94
   Profit on disposal of investment ..................            (58)             (33)                --               --
   Loss/(profit) on disposal of fixed assets .........             --               --                118               (1)
   Amortization of intangible assets .................            266              150                 --               --
   Loss from equity investment including goodwill
   impairment ........................................            507              286                 --               --
   Stock compensation arising from Variable option
   accounting ........................................          1,217              686                 --               --
   Accounts receivable ...............................         (2,946)          (1,661)              (149)             221
   Allowance for doubtful accounts ...................             69               39                (24)             142
   Amounts recoverable on contracts ..................              4                2                (29)             118
   Other current assets ..............................         (3,052)          (1,720)               (10)              33
   Inventories .......................................         (1,125)            (634)                --               --
   Prepaid expenses ..................................             (4)              (2)                17               51
   Fees received in advance ..........................          4,545            2,562               (285)            (212)
   Accounts payable ..................................          2,611            1,472                248             (466)
   Other accounts payable ............................             46               26                 89             (107)
   Other taxes and social security costs .............          2,519            1,420                 15              (49)
   Other accrued expenses ............................          3,640            2,052                 84             (262)

Net cash provided by/(used in) operating activities ..          4,413            3,052               (872)          (2,303)
                                                               ------           ------             ------           ------

Investing activities
Purchase of equity investment ........................             --               --               (641)              --
Capital expenditures .................................           (153)             (86)               (12)            (137)
Proceeds on disposal of investment ...................             91               51                 --               --
Proceeds on disposal of fixed assets .................            798              450                300                1
                                                               ------           ------             ------           ------

Net cash provided by/(used in) investing activities ..            736              415               (353)            (136)
                                                               ------           ------             ------           ------

Financing activities
Proceeds of share issues .............................          1,996            1,125              1,447              423
Share issue costs ....................................           (142)             (80)              (120)             (64)
(Repayment of)/Proceeds from short-term debt .........           (532)            (300)               300               --
(Repayment of)/proceeds from Waverton ................             --               --               (410)             (32)
                                                               ------           ------             ------           ------
Net cash provided by financing activities ............          1,322              745              1,217              327
                                                               ------           ------             ------           ------
Effects of exchange rate changes .....................              4                2                 --               10
                                                               ------           ------             ------           ------
Net (decrease)/increase in cash and cash equivalents .          7,475            4,214                 (8)          (2,102)
Cash and cash equivalents at beginning of period .....            775              437                445            2,547
                                                               ------           ------             ------           ------
Cash and cash equivalents at end of period ...........          8,250            4,651                437              445
                                                               ======           ======             ======           ======

Supplemental disclosure of cashflow information
Interest paid during the period ......................              4                2                 48               29
                                                               ======           ======             ======           ======

Supplemental disclosure of non-cash transactions
Issuance of shares in acquisitions ...................            536              302                253               53
Issuance of shares for services ......................             --               --                 11               94
Issuance of shares in investment .....................             --               --                300               --
Receivable from stock subscription ...................             43               24                239               --


See accompanying notes to the consolidated financial statements.

----------------------------------------------------------------------------  17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Futuremedia PLC was incorporated in England in 1982 as Futuremedia Limited and re-registered as a public company in 1993. The Company's activities can be regarded as falling into one of two business segments. The first and largest is that of the provision of the Company's new Learning For All(TM) fully-managed service that includes the provision of PC, Internet access, delivery and installation, e-Learning courses, and a personal focused e-Learning environment managed by the Company. The second is that of e-Learning, which includes the provision of Internet and Intranet learning and communications products and services, with some production of learning and communications material on other media, such as CD-ROM.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiaries (together the "Company"). All inter-company accounts and transactions have been eliminated.

FINANCIAL RESOURCES AND GOING CONCERN

In the course of its operations the Company has sustained continuing operating losses, however, the completion of the sale of its premises in Arundel early in 2003, together with the positive cashflow arising from the Learning For AllTM business model has allowed it to discharge all existing bank and other loans.

Since its initial public offering ("IPO"), the Company has incurred net losses and experienced negative cash flows from operating activities. At September 28, 2004, the Company's cash resources and available borrowings amounted to GBP 3,026,000 ($5,368,000). Based on the continuing improvement in levels of order intake and sales since the end of the fiscal year ended April 30, 2004, notably the recent order for the Company's Learning For All(TM) product from various new customers, management believes that revenues and cash flows will be sufficient to the extent that the Company's requirements for working capital for the remainder of the current fiscal year are required to be met from trading activities. Accordingly, the directors have prepared the accounts for the year ended April 30, 2004 on a going concern basis.

ESTIMATES

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

CONVENIENCE TRANSLATIONS

Translation of the financial statements at April 30, 2004 and for the year then ended from sterling into US dollars is for informational purposes only and has been made at the April 30, 2004 Noon Buying Rate of GBP 1.00 to $1.7739.

----------------------------------------------------------------------------  18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at inception.

INVENTORIES

Inventories are stated at the lower of cost, determined on the basis of the first in, first out method, and net realizable value. At April 30, 2004, inventories held of GBP 634,000 ($1,125,000) represent Learning For All(TM) goods, net of a provision of GBP 202,000 ($358,000) for slow-moving and excess stocks. All stocks are held on behalf of the Company by its appointed distribution agent at their premises, and are controlled under a perpetual inventory management system.

PROPERTY AND EQUIPMENT

Property and equipment is carried at cost. Depreciation is charged on a straight-line basis to costs and expensed over the expected useful lives of the assets. Depreciation is provided at the following annual rates:

Property improvements..............................20%
Audiovisual and computer equipment
         Long-term.................................15%
         Mid-term..................................20%
         Short-term................................33%
         Office equipment..........................20%

Leasehold improvements are amortized over the shorter of their estimated lives and the non-cancelable term of the lease. Goodwill. The Company adopted SFAS No. 142 on May 1, 2002. Under this standard, goodwill will be tested for impairment on an annual basis or whenever indicators of impairment arise. The Company completed its transitional impairment tests in the quarter ended October 31, 2002 and no impairment was recorded. Prior to May 1, 2002, goodwill was tested for impairment in a manner consistent with property, plant and equipment and intangible assets with a definite life.

The Company performed the required annual impairment test as of February 1, 2004. This test indicated that there was a requirement to make an impairment charge in respect of the goodwill held in the books arising from the Company's equity investment in Luvit AB of GBP 100,000 ($177,000).

REVENUE RECOGNITION

Net sales represent the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2004 and can be categorized by activity into one of five sources.

----------------------------------------------------------------------------  19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consultancy Service - Consultancy revenues are invoiced at the completion of each work package, and revenues recognized at that time.

Customer Designed Content - Customer designed content are those products that are specifically designed to meet a customer's individual e-learning needs. Due to the customization and modification required, revenue for these long-term contracts are recognized on milestones being achieved.

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. These systems can include multiple elements such as: a license for Activna(TM), hosting services, set up charges, integration and support services and content. For these contracts, the Company recognizes revenue over the period of the license.

Blended Learning Solution - Blended Learning solutions are those which combine an element of e-Learning, together with physical classroom or workbook based training. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognized over the period of the license agreement and the remaining element is recognized on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks.

Learning for All(TM) - Learning For All(TM) solutions are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. Revenues are categorized as being either `delivered' or `deferred' depending on the nature of each element of the installed package. Typically, all hardware, operating software and any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as `delivered' revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as `deferred' revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. Those elements that have been categorized as `delivered' are recognized on the completion and acceptance of installation by the participant, and those revenues that are categorized as `deferred' are recognized over the period of the agreement. The client, or participating finance house, is invoiced for the full amount on completion and acceptance of installation.

PENSIONS

The Company operates a number of defined contribution pension plans. Contributions are charged to income as they become payable in accordance with the rules of the plans.

FOREIGN CURRENCY TRANSLATION

Transactions in non-functional currencies are recorded at the rates ruling at the date of the transactions. Gains and losses resulting from non-functional currency translations, and the remeasurement of non-functional currency balances are included in the determination of net income in the period in which they occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

----------------------------------------------------------------------------  20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets and liabilities of overseas subsidiaries are translated at the exchange rate in effect at the year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in a separate component of stockholder's equity.

EQUITY METHOD INVESTMENTS

Investments in companies in which Futuremedia Plc has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Under the equity method, only Futuremedia Plc investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only Futuremedia Plc's share of the investee's earnings is included in the consolidated operating results.

LONG-LIVED ASSETS

Long lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's only item of other comprehensive income (loss) is foreign currency translation adjustments.

LOSS PER SHARE

Loss per share figures have been calculated using the method required by Statement of Financial Standards No. 128 "Earnings per Share". Under the provisions of SFAS No.128, basic net loss per share is computed by dividing the loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period, which included shares to be issued. The calculation of diluted loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is anti-dilutive. The calculation excludes a total of 5,579,579 options to purchase Ordinary shares outstanding as at April 30, 2004 under the Company's Executive Approved and Unapproved Share Option Schemes.

Income Taxes

The Company accounts for income taxes using the liability method required by statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-based employee compensation

The Company's financial statements are presented in accordance with the Accounting Principles Board's Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the

----------------------------------------------------------------------------  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS quoted market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined. As the Company only issues fixed term stock option grants at or above the quoted market price on the date of the grant, there is no compensation expense recognized in the accompanying combined financial statements. The Company adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which requires certain financial statement disclosures, including pro forma operating results had the Company prepared its consolidated financial statements in accordance with the fair value based method of accounting for stock-based compensation.

Stock-Based Compensation Transition and Disclosure ("SFAS 148"), the pro forma effects of stock-based compensation on net income (loss) and net earnings per share have been estimated at the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                       April 30,
                                             2004           2003         2002
                                             ----           ----         ----
        Risk-free interest rate               2.4%           4.0%         3.8%
        Volatility                           26.7%          19.0%        31.8%
        Dividend yield                          0%             0%           0%
        Expected life (years)                 3.3            3.3          3.3


                                                                         Year ended April 30
                                                 ---------------------------------------------------------------------
                                                      2004             2004             2003              2002
                                                      ----             ----             ----              ----
                                                     ($'000)        (GBP `000)       (GBP `000)        (GBP `000)

Net loss as reported........................         (2,948)          (1,662)          (1,088)           (2,012)
Deduct stock compensation arising from
variable option accounting..................          1,217              686               --                 --
Add: Total stock-based employee compensation
expense determined under fair value based
method for all awards, net of tax and stock
compensation arising from variable option
accounting..................................         (1,378)            (777)            (106)              (44)
Pro-forma net loss..........................         (3,109)          (1,753)          (1,194)           (2,056)

                                                                                          GBP              GBP
Net loss per share as reported, basic and             (3.52)           (1.98)           (2.34)            (6.60)
diluted.....................................
Pro forma net loss per ordinary share:
                  Basic                               (3.56)c          (2.01)p          (2.57)p           (6.74)p
                  Diluted                             (3.56)c          (2.01)p          (2.57)p           (6.74)p

----------------------------------------------------------------------------  22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ADVERTISING COSTS

All advertising costs incurred in the promotion of the Company's products and services are expensed as incurred. Advertising costs were GBP 126,000 ($223,000), GBP Nil and GBP Nil for the years ended April 30, 2004, 2003 and 2002.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable consist primarily of amounts due to us from the Company's normal business activities. The Company's ability to collect outstanding receivables from its customers is critical to its operating performance and cash flows. Futuremedia maintains an allowance for doubtful accounts to reflect the estimated future uncollectability of accounts receivable based on past collection history and specific risks that have been identified by reviewing current customer information. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to it, the Company believes its allowance for doubtful accounts as of April 30, 2004, is adequate. However, actual write-offs might exceed the recorded allowance.

       -----------------------------------------------------------------------------------------------
                                                                Year ended April 30
       -----------------------------------------------------------------------------------------------
                                                     2004                2004               2003
       -----------------------------------------------------------------------------------------------
                                                    ($'000)           (GBP '000)         (GBP '000)
       -----------------------------------------------------------------------------------------------
       --------------------------------------- ------------------ -------------------- ---------------
       Allowance at May 1                             62                  35                 59
       --------------------------------------- ------------------ -------------------- ---------------
       Utilized during year                          (28)                (16)               (59)
       --------------------------------------- ------------------ -------------------- ---------------
        Provided in year                              97                  55                 35
       --------------------------------------- ------------------ -------------------- ---------------
       Allowance at April 30                         131                  74                 35
       --------------------------------------- ------------------ -------------------- ---------------

2.       LOANS

The Convertible Loan was due for repayment in July, 2002, but was not repaid on the due date due to a lack of available funds, but the convertible loan note holder agreed to defer repayment until the Company had secured additional financing to enable it to do so. Under the contractual term of the convertible loan, interest was payable at 20% per annum beyond the contractual settlement date. The convertible loan remained in place on these terms until January 2003, when a final settlement was agreed simultaneously with the Company concluding an agreement for the sale of its premises at Arundel, West Sussex.
At the same time, the Company entered into a short term mortgage arrangement with a major bank under which it drew down GBP 300,000 ($532,000) to enable the full repayment of the above loan and to provide further working capital until such time that the total proceeds of sale were received. Interest was payable at the rate of 6.0% per annum.

----------------------------------------------------------------------------  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               April 30
                                                         2004             2003
                                                         ----             ----
                                                              (GBP '000)

Bank mortgage loan                                          -              300

The Bank mortgage loan, which was secured by way of a charge on the property, included a maximum loan period not to exceed twelve months, an interest rate of 2% above the Bank's own base rate, payable on repayment. The loan was repaid in May 2003 when the second part of the property sale was completed.


3.       FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                       April 30,
                                         -----------------------------------------------------------------------
                                                         2004                          2003
                                         -----------------------------------------------------------------------
                                           Carrying Value   Fair Value   Carrying Value    Fair Value
                                           --------------   ----------   --------------    ----------
                                            (GBP '000)      (GBP '000)     (GBP '000)       (GBP '000)
Cash and cash equivalents...........           4,651           4,651          437               437
Short term mortgage                               --              --          300               300

The carrying value of these financial instruments approximates fair value due to the short period until maturity.


4.       INCOME TAXES

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                           April 30,
                                             -----------------------------------
                                                    2004              2003
                                                    ----              ----
                                                          (GBP '000)

Book over tax depreciation                             67                99
Operating losses carried forward                    4,274             4,224
Other timing differences                               70                --
                                                   -------           -------
                                                    4,411              4,323
Less:  valuation allowance                         (4,411)            (4,323)
Net deferred tax assets                                --                 --
                                                   =======           =======

----------------------------------------------------------------------------  24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There is no time limit on the utilization of the operating losses carried forward tax value provided no substantial change in the nature of trade. GBP
14.2 million which are specific to certain companies and cannot be relieved against profits in other Group companies.
For financial reporting purposes, loss before income taxes includes the following components:

                                             Year ended April 30,
                                  -------------------------------------------
                                       2004            2003         2002
                                       ----            ----         ----
                                                    (GBP '000)
United Kingdom....                     (1,662)        (1,027)       (1,985)
Overseas                                   --            (61)          (27)
                                           --            ----          ----
                                       (1,662)        (1,088)       (2,012)
                                       =======        =======       =======


The reconciliation of income tax computed at the UK statutory tax rate to the effective rate is:

                                                                       Year ended April 30,
                                          --------------------------------------------------------------------------------
                                                     2004                       2003                           2002
                                           (GBP '000)      %        (GBP '000)           %         (GBP '000)        %
Statutory rate......................         (261)       (30.0)        (326)          (30.0)          (604)       (30.0)
Unrelievable UK tax losses..........           79          9.1          291            26.8            550         27.3
Non deductible expenses.............          112         12.9           35             3.2             54          2.7
Other sundry items..................           70          8.0           --              --             --           --
                                             ----         ----        -----           -----          ------       -----
                                               --           --           --              --             --           --
                                             ====         ====        =====           =====          ======       =====

5.       LEASE COMMITMENTS

The future minimum rental payments under non-cancelable operating leases at April 30, 2004 are:
                                                 Equipment         Rental
                                              --------------- ----------------
                                                 (GBP '000)      (GBP '000)
2005........................................         1               153
2006........................................         1               165
2007........................................        --               165
2008........................................        --                24
2009........................................        --                --
2010........................................        --                --

Rental expense was GBP 112,000 ($199,000), GBP 11,000 and GBP 71,000 for the years ended April 30, 2004, 2003 and 2002.


----------------------------------------------------------------------------  25

6.       PREPAID EXPENSES

Prepaid expenses for the year ended April 30, 2004 of GBP 378,000 ($671,000) includes the forward purchase of learning materials in respect of existing customer contracts of GBP 245,000, together with prepaid expenses for hosting services, dues and subscriptions, and insurances of GBP 133,000.

Prepaid expenses for the year ended April 30, 2003 of GBP 376,000 includes the forward purchase of learning materials in respect of existing customer contracts of GBP 323,000, together with prepaid expenses for hosting services, dues and subscriptions, insurances and salary sacrifices of GBP 53,000.


----------------------------------------------------------------------------  26

7.       SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS

The Company reviews the results from operations and total assets based on two segments:- Learning For All(TM) and e-Learning services. The major segment is that of Learning For All(TM) solutions, comprising the provision of hardware, software and services in the homes of clients' employees. The second, and much smaller, segment is that of e-Learning services and comprises the provision of its own and third party products and services which together provide clients with learning solutions. The accounting policies for the segments are the same as those described in the summary of accounting policies.

                                                                     Year ended April 30
                                          ---------------------------------------------------------------------------
                                                    2004                2004               2003              2002
                                                   $'000              GBP '000           GBP '000          GBP '000
Net Sales:
Learning For All(TM)                               30,806              17,366                 --               --
e-Learning services                                 2,297               1,295              1,342              911
                                                   ------             -------             ------           ------
Total Net Sales                                    33,103              18,661              1,342              911

Cost of sales
Learning For All(TM)                               27,044              15,246                 --               --
e-Learning services                                 2,282               1,286              1,114            1,536
                                                   ------             -------             ------           ------
Total Cost of sales                                29,326              16,532              1,114            1,536

Gross profit/(loss):
Learning For All(TM)                                3,762               2,120                 --               --
e-Learning services                                    15                   9                228            (625)
                                                   ------             -------             ------           ------
Total Gross profit/(loss)                           3,777               2,129                228            (625)

Operating expenses:
Learning For All(TM)                                 2153               1,214                 --               --
e-Learning services                                  2874               1,620              1,269            1,403
                                                   ------             -------             ------           ------
Total Operating expenses                            5,027               2,834              1,269            1,403

Operating profit/(loss)
Learning For All(TM)                                1,609                906                  --               --
e-Learning services                                (2,859)             (1,611)            (1,041)          (2,028)
                                                   -------            -------             ------           ------
Total Operating loss                               (1,250)               (705)            (1,041)          (2,028)
                                                   =======               =====            ======           ======


----------------------------------------------------------------------------  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       SEGMENT INFORMATION, EXPORT SALES AND MAJOR CUSTOMERS (CONTINUED)


                                                                                    At April 30,
                                                                          2004             2004             2003
                                                                         $'000           GBP '000         GBP '000
Assets:
Learning For All(TM)                                                      6,918             3,900               --
e-Learning services                                                       1,948             1,098              942
                                                                        -------           -------          -------
Total segment assets                                                      8,866             4,998              942

Unallocated assets:
Cash                                                                      8,250             4,651              437
Prepaid expenses                                                            244               137               53
Other current assets                                                         43                24              252
Property and equipment                                                      170                96              529
Goodwill on Luvit                                                         1,133               639              739
Investment in Luvit                                                          --                --              204
                                                                        -------           -------          -------
Total assets                                                             18,706            10,545            3,156
                                                                         ======            ======            =====


Unallocated assets are either central assets or non-allocable assets.

The Company's sales were divided by geographical location of customer as follows:

                                                 Year ended April 30,
                                           ---------------------------------
                                             2004          2003       2002
                                             ----          ----       ----
                                                        (GBP '000)
United Kingdom........................      18,661        1,340        849
Rest of Europe........................          --            2          3
Rest of the World.....................          --           --         59
                                            ------        -----       ----
                                            18,661        1,342        911
                                            ======        =====       =====

During the year ended April 30, 2004, Customer A accounted for 93% of sales and Customer B for 4% of sales; during the year ended April 30, 2003, Customer A accounted for 59% of sales and Customer C for 10% of sales, and during the year ended April 30, 2002, Customer A accounted for 69% of sales and Customer D for 9% of sales.

At April 30, 2004 the major customers identified above accounted for 66% of the accounts receivable and 10% in 2003.

----------------------------------------------------------------------------  28

8.       PENSION PLANS

The Company operates various defined contribution pension plans on behalf of the directors and other staff. Contributions payable are charged to Income as incurred. Contributions by the Company are determined in accordance with the rules of the pension plans. Contributions aggregated GBP 41,000 ($73,000) in fiscal 2004, GBP 38,000 in fiscal 2003, and GBP 43,000 in fiscal 2002. The Company has no obligations in respect of post retirement benefits other than the pension obligations described above.

9.       ACQUISITIONS

Operations of acquired companies are included in consolidated operations from the date of acquisition and the fair value of common stock was determined based on the quoted market price when the terms of acquisition were agreed to.

The Company acquired, on March 1, 2002, the assets and business of Palm Teach Limited for a total consideration of GBP 54,000 ($85,000) The consideration of GBP 54,000 represents the fair value of the 759,700 shares issued to the shareholders. The net assets at the time of the acquisition amounted to approximately GBP 1,000. As of the year end, GBP 53,000 was therefore recorded as goodwill.

In May 2002, the Company acquired the assets and business of C2W Limited, a services company providing resource and management consultancy to corporate clients, for a total consideration of GBP 29,000 ($46,000). The consideration of GBP 29,000 represented the fair value of the 454,400 shares issued to the shareholders. As at April 30, 2003, GBP 29,000 ($32,000) was recorded as Goodwill. The acquisition was accounted for using the purchase method.

In April 2003, the Company acquired the assets of Activna Objects Limited ("Activna"), a non-trading UK company with ownership of a software tool that the Company believes would substantially reduce the development time and cost for a new third generation e-Learning management system. The net assets of Activna, comprising the software intangible of GBP 62,500, sundry creditors of GBP 62,500 and sundry debtors of GBP 100, amounted to GBP 100 ($160), were acquired for a total consideration of GBP 224,000 ($350,000). The consideration of GBP 224,000 represented the fair value of the 3,500,000 shares issued to the shareholders. As at April 30, 2003, GBP 62,000 was recorded as intangible assets, and the remaining GBP 162,000 was recorded as Goodwill. The acquisition was accounted for using the purchase method. The formal purchase price allocation was finalized in fiscal 2004, and as a consequence, the whole of the purchase price of GBP 224,000 has been categorized as intangible assets, representing the fair value of the software tool acquired.

Also in April 2003, the Company acquired a 29.8% shareholding in Luvit AB, which has been accounted for under equity accounting rules. The total consideration paid for this shareholding amounted to GBP 643,000 ($1,000,000) in cash and GBP 300,000 ($480,000) in Futuremedia shares, and represented fair value for the cash and 4,685,315 shares issued.

----------------------------------------------------------------------------  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the time of the investment, the net assets of Luvit AB amounted to GBP 686,000 ($1,097,000), therefore the investment value arising from this transaction was GBP 204,000 ($326,000), representing Futuremedia's 29.8% shareholding, with the remaining GBP 739,000 ($1,182,000) appearing as goodwill. During the year ended April 30, 2004, Luvit AB issued a further 6,233 shares, and Futuremedia sold 96,069 of their holding, resulting in Futuremedia's ownership reducing to 27.2% at April 30, 2004. Luvit AB traded at a loss during the year, Futuremedia's portion of these losses amounted to GBP 187,000 ($332,000), reducing the value of its investment to GBP Nil ($Nil) as at April 30, 2004. As at the year end, the amount of goodwill held was subjected to an impairment test which resulted in an impairment of GBP 100,000 ($177,000) being charged.

In July 2003, Futuremedia acquired the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, for the issue of 1.125 million Futuremedia shares, valuing the acquisition at approximately GBP 302,000 ($536,000). The whole of the GBP 302,000, representing the fair value of the assets acquired, comprising a number of software products and client list, has been treated as an amortizable intangible asset, and is being amortized over three years. There is not considered to be any residual value. IQDos Limited, a wholly-owned subsidiary of Excel Communications Limited, specializes in the production of bespoke e-Learning content and also provides e-Learning consultancy services, and will substantially improve the capability of Futuremedia to present itself to the marketplace as a single point of supply for total e-Learning solutions. The acquisition was accounted for using the purchase method.

----------------------------------------------------------------------------  30

10.      INTANGIBLE ASSETS AND GOODWILL

INTANGIBLE ASSETS

                                                        At April 30
                                                      ----------------
                                                      2004        2003
                                                      ----        ----
       Cost                                               (GBP '000)
       At May 1...................................     326         264
       Additions .................................     302          62
       Amounts reclassified from goodwill.........     162          --
                                                       ---         ---
       At April 30................................     790         326
                                                       ---         ---

       Amortization
       At May 1...................................     264         264
       Charge for year............................     150          --


       At April 30................................     414         264
                                                       ---         ---
       Net book amount at April 30................     376          62
                                                       ===         ===


The addition in 2004 represents the intangible asset arising from the acquisition of Temp Limited. The reclassification of GBP 162,000 ($287,000) arises from the completion of the purchase price allocation with regard to the acquisition of Activna Objects Limited made in April 2003, whereby the whole of the purchase price of GBP 224,000 has been attributed to the software tool acquired. GBP 162,000 has been transferred from Goodwill.

GBP 326,000 in 2003 represents internally developed software of GBP 264,000, together with GBP 62,000 representing the original provisional purchase price allocation of the software tool owned by Activna Objects Limited, acquired by Futuremedia in April 2003.


The table below shows expected amortization expense for acquired intangible assets recorded as of April 30, 2004.



                                           2005    2006    2007    2008    2009
                                           ----    ----    ----    ----    ----
Amortization expense (GBP thousands)        176     176      24      --      --


Intangible assets are being written off over a period of three years. The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, and other events

----------------------------------------------------------------------------  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

                                                          At April 30,
                                                        ----------------
                                                        2004        2003
                                                        ----        ----
           Cost                                            (GBP '000)
           At May 1.................................    984           53
           Additions ...............................      -          931
           Amounts reclassified                        (162)           -
           Impairment loss                             (100)           -
                                                        ---          ---
           At April 30..............................    722          984
                                                        ===          ===

The reclassification of GBP 162,000 ($287,000) arises from the completion of the purchase price allocation with regard to the acquisition of Activna Objects Limited made in April 2003, whereby the whole of the purchase price of GBP 224,000 has been attributed to the software tool acquired. The GBP 162,000 has been transferred to Intangible assets.
Of the GBP 722,000 goodwill at April 30, 2004, GBP 83,000 is attributable to the e-Learning business segment and the remaining GBP 639,000 being the investment in Luvit AB after making an impairment charge in the current year of GBP 100,000, is not allocable to business segment because the investment is held as a central asset.

11.      PROPERTY PLANT AND EQUIPMENT

                                                                         At April 30,
                                          ----------------------------------------------------------------------------
                                                            2004                                 2003
                                                            ----                                 ----
                                             Cost       Accumulated     Net         Cost     Accumulated     Net
                                                        depreciation    book                 depreciation    book
                                                        ------------    value                ------------    value
                                                                        -----                                -----
                                                                          (GBP '000)
Audiovisual and computer equipment
    Mid-term............................     78               78            -          78           78            -
    Short-term..........................    434              338           96         349          283           66
Office Equipment........................     71               71           -           71           58           13
                                             --               --           -        -----           --           --
                                            583              487          96          498          419           79
                                            ===              ===          ==        =====        =====          ===

The net book value includes no amounts in respect of assets held under capital leases.

Freehold land and buildings at a carrying value of GBP 450,000, ($720,000) were held for sale at the lower of cost less depreciation and fair value less costs to sell at April 30, 2003, and represented the second and final part outstanding on the agreement for sale reached in January 2003 whereby the property was divided into two separate parts. The sale of the remaining part was concluded in May 2003. The whole of the loss on sale amounting to GBP 118,000 ($188,000) was taken to the income statement in the fiscal year ended April 30, 2003.

----------------------------------------------------------------------------  32

12.      CHANGES IN SHAREHOLDER EQUITY

In March 2002, the Company contracted for the issue of and received the cash for an aggregate of 4,702,410 Ordinary Shares at a price of GBP 0.051 ($0.083) per Ordinary Share representing an aggregate purchase price of approximately GBP 244,000 ($390,000).

Also in March 2002, the Company contracted for the issue of an aggregate of 759,700 Ordinary Shares at a market price of GBP 0.04 ($0.07) per Ordinary Share pursuant to the stock transaction for the acquisition of the assets of Palm Teach Limited, together with the issue of an aggregate 702,900 Ordinary shares at a market price of GBP 0.04 ($0.07) per Ordinary share to four key individuals on their joining the Company.

Also in April 2002, the Company contracted for the issue of and received the cash for 3,276,923 Ordinary shares at a price of GBP 0.041 ($0.065) per Ordinary Share representing an aggregate purchase price of approximately GBP 133,000 ($213,000).

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of GBP 0.044 ($0.07) per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of GBP 35,000 ($56,000). At the same time, a further 102,000 Ordinary Shares at a price of GBP
0.044 ($0.07) per Ordinary Share were agreed to be issued in settlement of outstanding invoiced charges for work done for the Company.

In May, 2002, the Company issued 454,400 Ordinary Shares at a market price of GBP 0.0690 ($0.10) per Ordinary share pursuant to the stock transaction for the acquisition of C2W limited.

In September 2002, the Company issued 7,644,346 Ordinary Shares at a price of GBP 0.0458 ($0.065) per Ordinary Share for aggregate proceeds of approximately GBP 350,000 ($560,000) pursuant to a Regulation `S' placement.

In October 2002, the Company issued 2,727,647 Ordinary Shares at a price of GBP
0.055 ($0.085) per Ordinary Share for aggregate proceeds of approximately GBP 150,000 ($232,000) pursuant to a Regulation `S' private placement.

In December 2002, the Company issued 231,396 Ordinary Shares at a price of GBP
0.0484 ($0.075) for an aggregate of GBP 11,000 ($17,000) pursuant to an agreement for the payment of sales commissions to a third party.

In April 2003, the Company issued 16,706,000 Ordinary shares at a price of GBP
0.064 ($0.10) per Ordinary share for aggregate proceeds of approximately GBP 1,071,000 ($1,670,000) pursuant to a Regulation `S' private placement. At April 30, 2003, $202,000 of the $1,670,000 was outstanding and received subsequently to the year-end.

Also in April 2003, the Company issued 2,250,000 Ordinary shares at a price of GBP 0.051 ($0.08) per Ordinary share for aggregate proceeds of approximately GBP 115,000 ($180,000) pursuant to a Regulation `S' private placement. This investment agreement also provided for the issue of 1,594,334 warrants to purchase an equivalent number of Ordinary Shares at a price of GBP 0.053 ($0.085) per Ordinary Share, valid for three years. The proceeds of $180,000 were outstanding at April 30, 2003 and were received subsequently to the year-end.

----------------------------------------------------------------------------  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also in April 2003, the Company issued 4,685,315 Ordinary Shares at a price of GBP 0.0625 ($0.10) per Ordinary Share pursuant to an agreement to acquire 3,350,000 shares in Luvit AB from the present holder, Volito AB, for an aggregate price of GBP 300,000 ($480,000) approximately.

Also in April 2003, the Company issued 3,500,000 Ordinary Shares pursuant to an agreement to acquire the entire share capital of Activna Objects Limited.

At April 30, 2003 there were 854,240 warrants outstanding for the purchase of an equivalent number of Ordinary shares, issued in August 1993 at the time of the Company's initial float, at a price of $5.65 per Ordinary Share, which were due to expire in August 2003. The Company decided not to extend these warrants for any further period, and consequently these warrants lapsed in August 2003. There were also 1,594,334 warrants outstanding at April 30, 2003 redeemable for the purchase of an equivalent number of Ordinary shares at a purchase price of $0.085 per Ordinary Share, issued in April 2003, which expire in April 2006. All these warrants were exercised in the year to April 30, 2004. Consequently, as at April 30, 2004, there were no warrants outstanding.

In June 2003, the Company issued 500,000 Ordinary shares at a price of GBP 0.045 ($0.08) per Ordinary share as a consequence of Waverton Holdings exercising an equivalent number of warrants to purchase Ordinary shares, for an aggregate purchase price of GBP 24,000 ($42,000) gross, GBP 22,000 ($39,000) net.

In July 2003, the Company issued 1,125,000 Ordinary shares in the acquisition of the entire share capital of Temp Limited, into which had been transferred the business and assets of IQDos Limited, valuing the acquisition at approximately GBP 302,000 ($536,000) gross, GBP 282,000 ($500,000) net.

In August 2003, the Company issued 4,786,362 Ordinary shares at a price of GBP
0.14 ($0.22) per Ordinary share for aggregate proceeds of approximately GBP 662,000 ($1,174,000) gross, GBP 618,000 ($1,091,000) net, pursuant to a
Regulation `S' private placement.

Also in August 2003, the Company issued 387,597 Ordinary shares at a price of GBP 0.24 ($0.387) per Ordinary share for aggregate proceeds of approximately GBP 94,000 ($167,000) gross, GBP 88,000 ($156,000) net, pursuant to a Regulation `S'
private placement.

In September 2003, the Company issued 188,838 Ordinary shares at an average price of GBP 0.66 ($0.109) per Ordinary share for aggregate proceeds of GBP 12,000 ($21,000) gross, GBP 11,000 ($20,000) net pursuant to several members of staff exercising share options.

In November 2003 the Company issued 1,094,344 Ordinary shares at a price of GBP
0.047 ($0.08) per Ordinary share as a consequence of Waverton Holdings exercising an equivalent number of warrants to purchase Ordinary shares, for an aggregate purchase price of GBP 53,000 ($94,000) gross, GBP 50,000 ($89,000) net.

Also in November 2003, the Company issued 404,500 Ordinary shares at an average price of GBP 0.074 ($0.125) for an aggregate purchase price of GBP 30,000 ($51,000) gross, GBP 28,000 ($50,000) net, pursuant to the exercise of share options by an Affiliate member of the Board.

In the period February 2004 to April 2004, the Company issued 558,389 Ordinary shares at an average price of GBP 0.068 ($0.122) for an aggregate purchase price of GBP 38,000 ($68,000) gross, GBP 35,000 ($62,000) net, pursuant to the exercise of share options by a number of members of Futuremedia staff, one of whom was an Affiliate.

----------------------------------------------------------------------------  34

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS

In July 1993, the Company adopted three employee profits share or share option schemes, as follows.

Under the Company's "Approved Executive Share Option Scheme", options to acquire the Company's Ordinary Shares may be granted to all or selected employees. Any full time employee, other than a director, of the Company who is not within two years of his or her due date for retirement and who, within one year preceding the grant, did not hold more than 10% of the share capital of the Company, is eligible to participate. The exercise price of the options must be no less than 85% of the fair market value of the Company's American Depositary Shares ("ADSs") on the date of grant. The value of shares underlying the options granted to any employee may not exceed the greater of 100,000 ($177,000) or four times earnings. An option generally becomes exercisable three years after the date on which it was granted, and may not be exercised more than ten years after the date of grant. In certain circumstances, an option will be exercisable after the death or termination of the employment of the option holder. No UK income tax will be payable, even if the options are granted at a discount to market value, either at the time of the grant or the exercise of the options, although there are certain conditions that must be satisfied concerning the timing of any exercise. UK capital gains tax may be payable at the time of the ultimate disposition of the underlying shares.

Under the Company's "Unapproved Executive Share Option Scheme", options may be granted to selected full-time employees, including directors, based on their performance. The exercise price of the options granted must be at least the fair market value of the Company's ADSs. The value of options to be granted is not subject to any financial limit, although the number of shares over which the options may be granted is subject to an overall restriction.

The `Employee Share Ownership Plan' (the "Approved Net Profit Sharing Scheme") was terminated with effect from September 2000. No payments were due and no monies were set aside at the termination of the scheme.

Determinations as to the granting of options to employee-directors are made by the Remuneration Committee.

Under the Approved Executive Share Option Scheme, 759 options at an exercise price of $4.25, 947 options at an exercise price of $2.55 and 1,500 options at an exercise price of $1.594 lapsed without being exercised on August 19, 2003. At April 30, 2004, 20,500 options were outstanding at an exercise price of $0.90625 and may be exercised until January 16, 2008 and 13,500 options were outstanding at an exercise price of $1.5938 and may be exercised until July 25, 2010.

----------------------------------------------------------------------------  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (continued)

A summary of the option outstanding under the Company's "Approved Share Option Scheme" as at April 30, 2004 is as follows:

                                                     Number of Shares          Weighted
                                                       Under Option          Average Option
                                                       ------------          Price Per Share
                                                                             ---------------
Outstanding April 30, 2001...............                  78,388               $1.5090
Options forfeited........................                 (37,865)              $1.4767
                                                       ----------
Outstanding April 30, 2002...............                  40,523               $1.5096
                                                       ==========
Options forfeited.....................                     (4,817)              $3.2053
                                                       ----------
Outstanding April 30, 2003...............                  35,706               $1.2809
                                                       ==========
Options forfeited.......................                   (3,206)              $2.505
                                                       ----------
Outstanding April 30, 2004...............                  32,500               $1.160
                                                       ==========


----------------------------------------------------------------------------  36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED)

The following options have been issued under the Company's "Unapproved Executive Share Option Scheme", and were outstanding as at April 30, 2004.


   NO OF SHARES       SUBSCRIPTION PRICE   DATE EXERCISABLE    EXPIRY DATE   EXERCISABLE WHEN THE MARKET
   ------------       ------------------   ----------------    -----------   PRICE AT LEAST EQUALS
                                                                             ---------------------------
    428,333                 $0.64              05/01/04        Nov 2013         No Restriction
      5,000                 $0.59              Current         Sep 2010         No Restriction
    165,000                 $0.28              10/31/04        Oct 2013         No Restriction
    165,000                 $0.28              10/31/05        Oct 2013         No Restriction
    165,000                 $0.28              10/31/06        Oct 2013         No Restriction
      5,000                 $0.19              Current         Sep 2010         No Restriction
    100,000                 $1.00              Current         Sept 2010        No Restriction
     57,250                 $0.35              Current         May 2011         No Restriction
     57,250                 $0.35              Current         May 2011         No Restriction
     57,250                 $0.35              05/01/04        May 2011         No Restriction
     57,250                 $0.35              11/01/04        May 2011         No Restriction
    100,000                 $0.25              Current         Oct 2006         $1.00
  1,225,851                 $0.15              Current         Feb 2012         No Restriction
  1,178,892                 $0.10              Current         Feb 2012         No Restriction
     50,000                 $0.09              10/16/04        Oct 2012         No Restriction
     50,000                 $0.09              10/16/05        Oct 2012         No Restriction
    125,000                 $0.09              11/01/04        Nov 2012         No Restriction
    125,000                 $0.09              11/01/05        Nov 2012         No Restriction
     60,000                 $0.385             07/29/04        Jul 2013         No Restriction
     60,000                 $0.385             07/29/05        Jul 2013         No Restriction
     60,000                 $0.385             07/29/06        Jul 2013         No Restriction
     75,000                 $0.376             Current         Nov 2013         No Restriction
     50,000                 $0.332             10/10/04        Oct 2013         No Restriction
     50,000                 $0.332             10/10/05        Oct 2013         No Restriction
     50,000                 $0.332             10/10/06        Oct 2013         No Restriction
     25,000                 $0.338             10/02/04        Oct 2013         No Restriction
     25,000                 $0.338             10/02/05        Oct 2013         No Restriction
     25,000                 $0.338             10/02/06        Oct 2013         No Restriction
    100,000                 $0.338             10/02/04        Oct 2013         See Note (1)
    100,000                 $0.338             10/02/05        Oct 2013         See Note (1)
     25,000                 $0.286             11/03/04        Nov 2013         No Restriction
     25,000                 $0.286             11/03/05        Nov 2013         No Restriction
     25,000                 $0.286             11/03/06        Nov 2013         No Restriction
    100,000                 $0.286             11/03/04        Nov 2013         See Note (1)
    100,000                 $0.286             11/03/05        Nov 2013         See Note (1)
     75,000                 $0.638             01/05/04        Jan 2014         No Restriction
     75,000                 $0.638             01/05/06        Jan 2014         No Restriction
     75,000                 $0.638             01/05/07        Jan 2014         No Restriction
     20,000                 $0.63              01/14/05        Jan 2014         No Restriction
     20,000                 $0.63              01/14/06        Jan 2014         No Restriction
     20,000                 $0.63              01/14/07        Jan 2014         No Restriction
     33,332                 $0.63              01/14/05        Jan 2014         See Note (1)
     33,334                 $0.63              01/14/06        Jan 2014         See Note (1)
     33,334                 $0.63              01/14/07        Jan 2014         See Note (1)
     15,000                 $1.207             03/15/05        Mar 2014         No Restriction
     15,000                 $1.207             03/15/06        Mar 2014         No Restriction
     15,000                 $1.207             03/15/07        Mar 2014         No Restriction
     15,000                 $1.622             04/05/05        Apr 2014         No Restriction
     15,000                 $1.622             04/05/06        Apr 2014         No Restriction
     15,000                 $1.622             04/05/07        Apr 2014         No Restriction
  5,547,076

----------------------------------------------------------------------------  37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.      EMPLOYEE PROFIT-SHARING AND OPTION PLANS - (CONTINUED)

(1) Exercisable only on achievement of the option holders achieving an agreed level of customer orders within an agreed period. Failure to meet these targets will result in the lapse of the options. The Company accounts for options granted under these plans in accordance with the provisions of APB No. 25. Variable options are required to be marked to market at each period end until they are forfeited, exercised, or expire unexercised. Those options whose vesting is dependent on performance will be accounted for as variable options until the performance criteria is met.

In February, 2002, 1,075,000 existing options to purchase ordinary shares under the Unapproved Executive Share Option Scheme at prices varying from $0.59 to $3.00 per Ordinary share were cancelled and replaced with options to purchase 556,417 Ordinary shares at $0.10 per Ordinary share and 518,083 Ordinary shares at $0.15 per Ordinary share, vesting between July 2002 and March 2003, and are now accounted for as variable options. As a result of the difference between the exercise price of the variable options and the trading price of the Company's stock at the year end, a compensation expense was recorded in the current fiscal year amounting to GBP 686,000 ($1,217,000).

A summary of the options outstanding under the Company's "Unapproved Share Option Scheme" as at April 30, 2004 is as follows:

                                              Number of Shares  Weighted Average
                                              Under Option      Option Price Per
                                                                Share
Outstanding at April,30, 2001...............     2,513,334          $0.99
Options granted.............................     4,742,251          $0.165
Options lapsed and cancelled................    (2,796,834)         $0.9056
                                                -----------
Outstanding at April 30, 2002...............     4,458,751          $0.1605
                                                ===========
Options granted.............................     1,365,000          $0.0883
                                                ===========
Options lapsed and cancelled................      (427,506)         $0.1267
                                                ===========
Outstanding at April 30, 2003...............     5,396,245          $0.095
                                                ===========
Options granted.............................     2,353,333          $0.469
                                                ===========
Options lapsed, cancelled and exercised.....    (2,202,502)         $0.2276
                                                ===========
Outstanding at April 30, 2004...............     5,547,076          $0.2864
                                                ===========

The weighted average fair value of the 428,333 share options granted at market price in the year ended April 30, 2004 was GBP 0.028 ($0.049). No share options were granted at market price in the years to April 30, 2003 and 2002.

The weighted average fair value of the 430,000 options granted at below market price in the year ended April 30, 2004 was GBP 0.118 ($0.210), 2003 GBP 0.030. There were no options granted at below market price in 2002.

The weighted average fair value of the 1,495,000 options granted above market price in the year ended April 30, 2004 was GBP 0.023 ($0.040), 2003 GBP 0.023 and 2002 GBP 0.04. The determination of the fair value of all stock options granted in 2004, 2003 and 2002 was calculated using the Black Scholes method based on (i) risk-free interest rates of 2.38% (2003: 4.00% and 2002: 3.84%),
(ii) expected option lives of 3 to 5 years (weighted average 3.3 years), (iii) dividend yield of 0% and iv) a volatility of 0.267 (2003: 0.190 and 2002:
0.318).

----------------------------------------------------------------------------  38

14.      NEW ACCOUNTING PRONOUNCEMENTS

There are no accounting pronouncements issued before April 30, 2004, but effective after April 30, 2004, which are expected to have a material impact on our financial reporting.


15.      COMMITMENTS

The Company has secured the provision of its Internet Service Provider (ISP) service requirements with Siemens UK Ltd. for a period of three years commencing September 2001. The terms of the contract allow termination on three months notice after the completion of the first year. In April 2001, the Company contracted with Consignia Plc (UK) (now Royal Mail) for the provision of a learning management system comprising a hosted service together with learning content for a period of 22 months commencing June 1, 2001.The total value of the contract was approximately GBP 1,000,000 ($1,600,000). This contract was renewed for a further twelve months from April 1, 2003. In October 2003, the Company launched its Learning For All(TM) product. It is expected that the Company will have to make significant commitment to third party suppliers in the delivery of these products and services. Following the Company's move to Brighton, it has entered into a lease arrangement for office facilities for a period of ten years, with a break clause after three years, up to which time the rental charge is fixed. Initially, this arrangement was for a serviced area of 4,700 square feet, but, subsequent to the year end, in June 2004, due to the rapid expansion of the business, the occupied space was increased to 7,700 square feet, on similar terms and conditions. The annual cost, including service charges, is approximately GBP 138,000 ($245,000)

16.      RELATED PARTY TRANSACTIONS

In July 2000, the Company completed an additional private placement under Regulation S pursuant to which the Rennes Foundation purchased 1,944,444 Ordinary Shares at a price of $1.80 per share for an aggregate purchase price of approximately $4.0 million in cash. See "Major Shareholders".

In March 2002, the Company contracted and received the cash for the issue of an aggregate of 4,702,410 Ordinary Shares at a price of $0.083 per Ordinary Share representing an aggregate purchase price of approximately $390,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,204,819 shares); Noesis NV (301,205 shares); Mr. M Johansson (361,446 shares) and Mrs. M. Pillinger, wife of S. Pillinger, a then Director of the Company (100,000 shares).

In April 2002, the Company contracted for the issue of an aggregate of 1,462,600 Ordinary Shares at a price of $0.10 per Ordinary Share pursuant to the stock transaction acquisition of the assets of Palm Teach Limited. The following individuals and entities received the number of Ordinary Shares indicated in connection with this transaction: Mr. Peter Copeland as beneficial shareholder of Palm Teach Limited (759,700 shares); Mr. S. Pillinger (209,450 shares).

Also in April 2002, the Company contracted and received the cash for the issue of 3,276,923 Ordinary shares at a price of $0.065 per Ordinary Share representing an aggregate purchase price of approximately $213,000. At the same time, the following entity contracted for the purchase of the number of Ordinary Shares indicated in connection with this private placement: Silverdash Limited (7,646,154 shares). In September 2002, it became apparent that this GBP 350,000 ($512,000) investment, payable in instalments by the end of September 2002, would not be fully paid, but that only some GBP 90,000 would be provided.

----------------------------------------------------------------------------  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS by the original source. Alternative investors were sought and found for the remaining GBP 260,000 ($380,000) during October 2002.

Also in April 2002, the Company contracted for the issue of 803,046 Ordinary Shares at a price of $0.07 per Ordinary Share under a Salary sacrifice arrangement, representing an aggregate purchase price of $56,000. The following individual purchased the number of Ordinary Shares indicated in connection with this transaction: Mr. Mats Johansson (648,183 shares). At the same time, Mr. Jan Vandamme agreed to accept 102,000 Ordinary Shares at a price of $0.07 per Ordinary Share in settlement of outstanding invoiced charges for work done for the Company.

In October 2002, the Company completed a new investment round from existing investors and affiliates, raising a further GBP 150,000 ($230,000), represented by the issuance of a further 2.7 million (approximately) ordinary shares at a price of $0.085 per share, at market rate. The following individuals/entities purchased the number of shares indicated in connection with this transaction:
Rennes Foundation (1,177,647 shares), Mr. Mats Johannson (181,176 shares).

In April, 2003, the Company issued of an aggregate of 16,706,000 Ordinary Shares at a price of $0.10 per Ordinary Share and an aggregate of 2,250,000 Ordinary Shares at a price of $0.08 per Ordinary Share representing an aggregate purchase price of approximately $1,851,000, of which approximately $382,000 was outstanding at April 30, 2003 and received subsequently to the year-end. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr. Jan Vandamme (200,000 shares), Mr. Mats Johansson (150,000 shares) and Mr. David Bailey (150,000 shares) and Volito AB (8,500,000 shares).

Also in April 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Ordinary Shares at a price of $0.10 per Ordinary Share to Volito AB.

In August 2003, the Company contracted and received the cash for the issue of 387,597 Ordinary shares at a market price of $0.387 per Ordinary share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).

During the year ended April 30, 2004, Volito AB sold all its holding of Futuremedia shares.

In November 2003, Mr. C Wit, non-executive board member, exercised a total of 404,500 options to purchase an equivalent number of Futuremedia Ordinary shares at prices of $0.10 and $0.15 per Ordinary share, all of which were sold before April 30, 2004.

During the year ended April 30, 2004, the following directors and spouses received payment for consultancy services provided through independent service companies: Mrs. M. Blake (wife of Mr. Johansson) GBP 53,000 ($94,000), Mr. J.Vandamme GBP 90,000 ($160,000), Mr. C.Kleman GBP 40,000 ($71,000).

----------------------------------------------------------------------------  40

Registered No. 1616681

DIRECTORS

D N Bailey
C Kleman
M Johansson
L Fertig
J Vandamme

SECRETARY

P Machin

AUDITORS

BDO Stoy Hayward LLP
8 Baker Street
London
W1U 3LL

BANKERS

National Westminster Bank Plc
5 East Street
Chichester
West Sussex
PO19 1HH

HSBC Bank Plc
Norwich House
Nelson Gate
Commercial Road
Southampton
SO1 0GX

SOLICITORS

Thomas Eggars
The Corn Exchange
Baffin's Lane
Chichester
West Sussex
PO19 1GE

Brown Rudnick Berlack Israels LLP (US Legal Counsel)
8 Clifford Street
London
W1S 2LQ


REGISTERED OFFICE

Nile House
Nile Street
Brighton
East Sussex
BN1 1HW

----------------------------------------------------------------------------  41

DIRECTORS' REPORT

The directors present their report and the group accounts for the year ended 30th April 2004.

RESULTS AND DIVIDENDS
The loss for the year, after taxation, amounted to GBP 1,083,000 (2003: GBP 1,117,000). The directors do not recommend the payment of a dividend.

PRINCIPAL ACTIVITY AND REVIEW OF THE BUSINESS

The Group's principal activity during the year was the development and deployment of on-line knowledge and learning management systems. In October 2003, the Company launched its new product, Learning For AllTM, designed to increase the reach of its e-Learning offering to include all eligible employees and not limit the e-Learning opportunity to only those who have Internet or Intranet access in their workplace. The Learning For All(TM) product provides participants with hardware, software (both off-line and on-line), and Internet connection in their homes for a period of three years. Participants, who have to be employees of the client, use a UK tax incentive scheme based on a salary sacrifice principle to pay for the package. The new product achieved immediate success and was rolled out to employees of Royal Mail commencing December 2003, with participation by some 15,500 employees by the end of April, 2004.

During the year, Futuremedia completed the acquisition of Temp Limited, into which the business and assets of IQDos Limited, a provider of blended learning solutions, had been transferred, adding enhanced capability to the Company's overall offering.

During the fourth quarter of the year, capitalising on the recent acquisitions, the Company launched a new generation of modular e-learning products called AktivnaTM, which addresses both individual and organisational continuous development needs, resulting in performance and competitive advantages for Futuremedia's customers.

The Aktivna family of products includes the Aktivna(TM) Learning Management System, which enables the delivery, tracking and management of multiple forms of training, Aktivna(TM) Amend, a content management and authoring tool for HR teams to create and maintain their own e-learning and Aktivna(TM) Assess which enables assessments and tests to be easily created and administered by the client. In addition Aktivna(TM) Profile provides online competency assessments and performance management and Aktivna(TM) Portal has been designed as an easy to manage front end which offers a range of useful learner support features.

The Company's activities now fall into one of two operational segments; Learning For All(TM) and e-Learning. In the year to the 30th April, 2004, Learning For All(TM) accounted for 93% of the Company's revenues, and e-Learning the remaining 7%.

FINANCIAL RESOURCES

In the course of its operations, the Group has sustained continuing operating losses, but, due to the positive cashflows deriving from the Learning For AllTM business model, the Company closed the year with substantial cash resources, allowing the Company to remain debt-free.

Since its initial public offering ("IPO"), the Group has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO have resulted in an accumulated deficit of GBP 17,390,000 as of 30th April 2004. Increased levels of order intake and sales prospect pipeline during the latter part of the year and since the end of the year, are such that the directors are confident that the Group's requirement for working capital and capital investment for the coming year will be met from trading activities.

----------------------------------------------------------------------------  42

FUTURE DEVELOPMENTS

The Group intends to consolidate its customer base around its current products and it is expected that Learning For All(TM) will continue to provide the major part of its revenues. It will continue to expand the publication and distribution of interactive multimedia products for training and communications applications, particularly with regard to Intranet and Internet delivery. It will also seek to broaden the geographical coverage of its distribution channel. The Group intends to continue to expand its bespoke content production and e-Learning consultancy activities, building on the new Activna(TM) product range. The Group will continue to involve itself with business combinations which support its agreed strategy.


RESEARCH AND DEVELOPMENT

The Group actively researches the configuration of equipment and software to meet emerging training requirements and develops products to meet market needs. During the year, GBP 196,000 (2003 - GBP 131,000) of research and development expenditure was incurred.


DIRECTORS AND THEIR INTERESTS
The directors during the year and subsequently were as follows:

D. N. Bailey
L. Fertig (appointed 1st August 2004)
R. Herter (resigned 5th August 2003)
C. Kleman (appointed 21st August 2003)
M. Johansson
J. Vandamme
C. Wit (resigned 2nd August 2004)

All directors will retire from the board at the next Annual General Meeting and, being eligible, offer themselves for re-election.

The directors' beneficial interests in the share capital of the Company were as follows:

                             At 30 April 2004              At 1 May 2003 or
                             ----------------           date of appointment
                                                                   if later
                              Ordinary shares of         Ordinary shares of
                                     1 1/9 pence                1 1/9 pence
D. N. Bailey                             696,154                    696,154
M. Johansson                           1,415,846                  1,415,846
J. Vandamme                              302,001                    302,001
C. Wit                                         1                          1
C. Kleman                                     --                         --

----------------------------------------------------------------------------  43

The Company has two share option plans in operation. The interests of the directors were as follows:

                          At 1 May        Lapsed,         Granted       At 30 April            Exercise price
                         2003 or on     Cancelled or     during the         2004
                           joining       Exercised          year
                                         during the
                                            year
D. Bailey                     500,000       (250,000)         565,833         815,833      GBP 0.158 - GBP 0.361
M. Johansson                1,145,000              --              --       1,145,000      GBP 0.068 - GBP 0.103
C. Kleman                          --              --          37,500          37,500            GBP 0.361
J. Vandamme                   600,000              --         150,000         750,000      GBP 0.068 - GBP 0.361
C. Wit                        404,500       (404,500)         100,000         100,000            GBP 0.361

During the year, the market share price of the Group varied from GBP 0.056 to GBP 1.173 and stood at GBP 0.74 per share at 30th April 2004.

DISABLED EMPLOYEES
The Group gives every consideration to applications for employment from disabled persons where a handicapped or disabled person may adequately fulfil the requirements of the job.

Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion wherever appropriate.

EMPLOYEE INVOLVEMENT

It is the policy of the Group to involve all employees through formal systems of verbal Group briefings, and through regular team meetings. All employees are members of a profit share scheme in the group company in which they work.

SUPPLIER PAYMENT POLICY AND PRACTICE

It is not the Group's policy to follow a code or standard on payment practice. It is the Group's policy to agree terms of payment with suppliers in advance to ensure that suppliers are made aware of the terms of payment and abides by the terms of payment. At 30th April 2004, the Group and the Company's trade creditor balances represent 62 days purchases (2003: 49 days).

AUDITORS
On 31st December 2003, BDO Stoy Hayward, the company's auditors, transferred its business to BDO Stoy Hayward LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. Accordingly, BDO Stoy Hayward resigned as auditors on that date and the directors appointed BDO Stoy Hayward LLP as its successor. A resolution to reappoint BDO Stoy Hayward LLP as its auditors will be proposed at the next annual general meeting.

By order of the Board


P Machin
Secretary

Date:         November 25th, 2004
----------------------------------------------------------------------------  44

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE ACCOUNTS

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

o   select suitable accounting policies and then apply them consistently;

o   make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

o prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


----------------------------------------------------------------------------  45

REMUNERATION REPORT

REMUNERATION COMMITTEE

The remuneration committee is chaired by Mr L. M. Fertig and also comprises Mr J Vandamme and Mr. C Kleman the other independent non-executive directors. The committee is responsible for determining the contract terms, remuneration and other benefits of senior staff and executive directors.

The committee members have been chosen for their experience and expertise in this field, but are authorised to engage independent consultants from time to time, to provide specific advice on incentive schemes and the design of the group's executive share option scheme and how awards under these schemes can best be linked to shareholder return.

Policy on remuneration of executive directors and senior executives

The following comprised the principal elements of executive directors' remuneration:

o  Basic salaries and benefits

o  Sales commissions

o  Consulting Fees

o  Performance bonus

o  Executive share options schemes

It is Group policy to ensure that there is a strong link between the level of directors' remuneration and performance of the Group. Consequently, only basic salaries and benefits, and in some cases, consulting fees, are fixed. However, the Committee realises that the long-term success of the group is largely dependent on attracting executives of the highest quality. Therefore each executive director can significantly augment their fixed compensation through performance bonuses and the executive share option scheme.

The remuneration for non-executive directors consists of fees for their services in connection with their responsibilities as Members of the Board of Directors including attendance and preparation for Board and Board Committee meetings and, where relevant, for additional services such as the provision of consultancy services. They are not eligible for pension scheme membership and do not participate in any of the company's bonus or other incentive schemes except that part of their compensation which is paid in share options as well as cash. Fees for services in connection with Board and Board Committee meetings are determined by the Executive directors based on market conditions for such services. Fees for consultancy services are also determined by the Executive directors, and are paid in cash against invoices received for such services.

Each element of remuneration payable to executive directors is discussed in more detail below.

----------------------------------------------------------------------------  46

Basic salary and benefits

Basic salaries for all executive directors are reviewed (but not necessarily increased) annually by the Committee. Where an increase has been awarded the committee will publish the reasons behind their decision in the Remuneration Report. Such circumstances include, but are not restricted to, the following:

o A clear indication that current salaries are out of kilter with those paid by other companies to directors of similar experience and position.

o     A significant change in the role performed by the director.

In addition to basic salary, each director is entitled to the following main benefits:

o     critical illness cover and permanent health insurance;

o     health cover for themselves, their spouse and minor children and

o     optional participation in the Group pension plan


SALES COMMISSIONS
In circumstances where executive directors have been personally instrumental in securing key strategic sales orders for the company, they may be entitled to participate in the company's Sales Incentive Plan. In such circumstances, the company's normal rate of commission may be shared between the executive and the other management. In the current year, the company launched its transformational product, Learning For All(TM) . As a consequence Mr. M Johansson was entitled to receive GBP 384,000, of which GBP 55,000 was paid in the current year in conjunction with the LFA contract with Royal Mail which has an estimated value to the Company of GBP 38 million over its three-year life.

FEES
Executive Directors may be asked to provide services to the company that are commensurate with the normal activities expected of directors. Such services are provided under service contracts, at fee rates that are fixed by the Board, and reviewed periodically.

PERFORMANCE BONUS
During the year, the Company established performance bonus plans for management based on corporate performance measured against specific targets.

This ensures that there is a significant element of "at risk" pay, which is only available when good results are achieved.

In addition, the remuneration committee can award a discretionary bonus to each director for what it deems to be exceptional work during the year under review. The reason for any such award made is also disclosed

----------------------------------------------------------------------------  47
in the Remuneration Report. This year a bonus equivalent to 12% of basic salary was awarded to Mr M. Johansson for his outstanding work in the early part of the year to maintain the company's listing on NASDAQ.

SENIOR EXECUTIVE SHARE OPTIONS SCHEMES

The Committee believes that share ownership by executive directors and senior management strengthens the link between their personal interests and those of the shareholders. Therefore, since 1996, awards are only made to executive directors of the company with phased vesting periods designed to provide long-term incentives and an inducement to remain in post. All options automatically lapse on termination of employment, though the Remuneration committee is empowered to extend this date by up to six months after termination.

There is no fixed scale against which options are granted, the Remuneration committee fixing the award as and when appropriate, taking into account any commercial, tactical and strategic objectives prompting the award.

DIRECTORS' PENSION POLICY

In addition to that part of their remuneration which is paid as basic salary via the company payroll, all employees including executive directors are entitled to receive an additional 5% of that remuneration as a company contribution to a personal pension plan. Whilst the company offers the opportunity for all employees on completion of three months service to join the company's Group plan, participation is voluntary, and any employee choosing to subscribe to a different plan will still be entitled to receive the same 5% contribution from the company.

Executive directors may participate in the company's pension scheme on the same basis as other UK employees.

For the years ended 30th April 2004 and 2003, no eligible director elected to receive pension contributions.

----------------------------------------------------------------------------  48

                                Performance graph

The following graph compares the percentage change in closing share price of the company's shares with that of the NASDAQ Composite index over the last five years. The reasons the company has chosen this particular index are:

o the company has not paid any dividends and therefore Total Shareholder Return values are not available;

o it is considered the most likely benchmark by which the majority of shareholders would want to assess their investment in a company of Futuremedia's size; and

o it is generally less volatile than other market indices and the board has an objective of reducing volatility, something which has been a feature of the company's share price of late.


                               [GRAPHIC OMITTED]


----------------------------------------------------------------------------  49

SERVICE CONTRACTS

The services of all the company's directors are provided under various arrangements:

Mr. Johansson's services are supplied under two separate contracts which provide for 50% of his agreed basic salary to be paid via the company's payroll under an employment contract, and the remainder to be paid via a service company, under an appropriate service contract. Any bonuses or commissions due may be paid under either contract.

Mr. Bailey's, Mr. Vandamme's and Mr. Kleman's services are provided under service contracts.

None of these contracts are for a fixed period, but are terminable by either party in accordance with the terms of notice.

Mr. L Fertig's services are supplied under a Resolution that provides for fixed rate payment for attendance of board meetings etc, on a daily rate agreed by the Board, plus expenses.


Details of the current contracts are shown in the table below:


DIRECTOR                DATE OF CONTRACT     UNEXPIRED TERM   NOTICE PERIOD

M Johansson (Emp)       1 January 2002            N/A            90 days
M Johansson (Serv)      1 March 2004              N/A            90 days
D Bailey                1 November 2002           N/A            90 days
C Kleman                1 October 2003            N/A            30 days
J Vandamme              11 November 2002          N/A            90 days

Mr C Wit resigned with effect from August 2nd, 2004, when Mr. L Fertig was appointed as a replacement.

The following disclosures (up to and including page 13) on directors' remuneration have been audited, as required by Part 3 of Schedule 7A of the Companies Act 1985.

----------------------------------------------------------------------------  50

                             Directors' remuneration
The emoluments of the individual directors paid during the year ended 30 April 2004 were as follows:


                                        Performance         Sales
                       Basic Salary    related bonus     commissions    Benefits in
                       and fees 2004        2004            2004         kind 2004     Total 2004         Total 2003
                         GBP 000's       GBP 000's        GBP 000's      GBP 000's      GBP 000's         GBP 000's
M Johansson                   135             17               55             3            210               109
D Bailey                      115             --               --            --            115                42
J Vandamme                     90             --               --            --             90                51
C Kleman                       40             --               --            --             40                --
S Pillinger                    --             --               --            --             --                11


The share options of the directors under The Senior Executive Savings Related Share Option Scheme are set out below.


               Number        Number      Number      Number
               of options    of          of          of options    Remaining    Exercise price(range)
               at 1 May      options     options     exercised     at 30 April
               2003          lapsed      granted                   2004
M Johansson    1,144,000          --           --           --      1,144,000   GBP 0.06 - GBP 0.14
D Bailey         500,000     250,000      585,833           --        815,833   GBP 0.16 - GBP 0.51
J Vandamme       600,000          --      150,000                     750,000   GBP 0.06 - GBP 0.36
C Kleman              --          --       37,500           --         37,500              GBP 0.36
C Wit            404,500          --      100,000      404,500        100,000   GBP 0.06 - GBP 0.36



               Market price at date      Gains on        Earliest      Latest expiry date
               of exercise               exercise        date from
                                                         which
                                                         exercisable
M Johansson                    --                --       1 Nov 1996           14 Dec 2012
D Bailey                       --                --       1 May 2004           19 Nov 2013
J Vandamme                     --                --          31 July           19 Nov 2013
C Kleman                       --                --       1 May 2004           19 Nov 2013
C Wit         GBP 0.48 - GBP 0.55       GBP 191,952       1 May 2004           19 Nov 2013


The high/low market price of Futuremedia shares during the year was GBP 1.172 and GBP 0.056 respectively, and the market price at the year end was GBP 0.744


----------------------------------------------------------------------------  51

In the past, options have been awarded to directors as part of their remuneration package, as agreed by the Board. A complete review of the Company's compensation and incentive scheme for directors is under way, and is intended to be in place by the commencement of the Company's financial year commencing 1 May, 2005.

On behalf of the Board
L M Fertig
Chairman, Remuneration Committee

Date: November 25th 2004


----------------------------------------------------------------------------  52

INDEPENDENT AUDITORS' REPORT

Independent auditors' report to the shareholders of Futuremedia PLC

We have audited the financial statements of Futuremedia PLC for the year ended 30 April 2004 on pages 16 to 42. These financial statements have been prepared under the accounting policies set out on pages 20 to 23. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

----------------------------------------------------------------------------  53

Opinion

In our opinion:

o the financial statements give a true and fair view of the state of the Group's and the Company's affairs as at 30 April 2004 and of the Group's loss for the year then ended; and

o the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.


BDO STOY HAYWARD LLP
Chartered Accountants
 and Registered Auditors
London

Date

----------------------------------------------------------------------------  54

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 30 April 2004

                                                                      2004            2004          2004           2003
                                                                      ----            ----          ----           ----
                                                       Notes     GBP 000's       GBP 000's      GBP 000's      GBP 000's
                                                                Continuing       Acquisitions       Total
                                                                Operations
TURNOVER                                                 2          18,366               295        18,661          1,341
Cost of sales                                                       16,125               407        16,532          1,113
                                                               ------------   ---------------  ------------   ------------
Gross profit/(loss)                                                  2,241              (112)        2,129            228

Administrative expenses                                              2,920                47         2,967          1,298
                                                               ------------   ---------------  ------------   ------------
OPERATING LOSS                                           3           (654)              (159)         (838)        (1,070)
                                                               ============   ===============

Share of operating loss of associate                                                                  (267)            --
Interest receivable                                      6                                              24              1
Interest payable                                         7                                              (2)           (48)
                                                                                               ------------   ------------
LOSS ON ORDINARY ACTIVITIES BEFORE AND AFTER
TAXATION AND FOR THE FINANCIAL YEAR                     22                                          (1,083)        (1,117)
                                                                                               ============   ============
LOSS PER SHARE Basic and diluted                        10                                           (1.29)p       (2.41)p
                                                                                               ============   ============

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the year ended 30 April 2004


                                                                              2004         2003
                                                                         GBP 000's     GBP 000's
Loss for the financial year                                              (1,083)         (1,117)
Exchange difference on retranslation of net
assets of subsidiary undertakings                                            --             (37)
                                                                         ------          ------
Total recognised losses relating to the year                             (1,083)         (1,154)
                                                                         ======          ======


All amounts relate to continuing activities.

Notes on pages 20 - 42 form an integral part of these financial statements

----------------------------------------------------------------------------  55

GROUP BALANCE SHEET
at 30 April 2004


                                                                               2004              2003
                                                                               ----              ----
                                                        A. Notes          GBP 000's         GBP 000's
                                                        --------
                                                        B.
FIXED ASSETS

Intangible assets                                             11                403               279
Tangible assets                                               12                 96                79
Investments in associates                                     13                560               944
                                                                     --------------- -----------------
                                                                              1,059             1,302
                                                                     --------------- -----------------

CURRENT ASSETS
Stock                                                         14                634                 1
Debtors - due within one year                                 15              3,980             1,387
Debtors - due after more than one year                        15                 86                --
Cash at bank and in hand                                                      4,651               437
                                                                     --------------- -----------------
                                                                              9,351             1,825
CREDITORS: amounts falling due within one year                18              6,969             1,581
                                                                     --------------- -----------------
NET CURRENT ASSETS                                                            2,382              244
TOTAL ASSETS LESS CURRENT LIABILITIES                                         3,441            1,546
CREDITORS: amounts falling due after more than one year       18              1,610               --
Provision for liabilities and charges                         19                234               --
                                                                     --------------- -----------------
                                                                              1,597            1,546
                                                                     =============== =================


CAPITAL AND RESERVES
Called up share capital                                          22             969               869
Share premium account                                            23          18,011            16,977
Capital redemption reserve                                       23               7                 7
Profit and loss account                                          23         (17,390)          (16,307)
                                                                     --------------- -----------------
SHAREHOLDERS' FUNDS-EQUITY INTERESTS                                          1,597            1,546
                                                                     =============== =================


The accounts were approved by the Board on November 25th  2004

Notes on pages 20 - 42 form an integral part of these financial statements


C Kleman

Director

----------------------------------------------------------------------------  56

COMPANY BALANCE SHEET
at 30 April 2004


                                                                                    2003             2003
                                                                                    ----             ----
                                                               Notes           GBP 000's        GBP 000's
FIXED ASSETS
Intangible assets                                              11                     17               34
Tangible assets                                                12                     96               79
Investments                                                    13                    975            1,208
                                                                      ------------------- ----------------
                                                                                   1,088            1,321
                                                                      ------------------- ----------------

CURRENT ASSETS
Stock                                                          14                    633               --
Debtors - due within one year                                  15                  3,980            1,387
Debtors - due after more than one year                         15                     86               --
Cash at bank and in hand                                                           4,651              436
                                                                      ------------------- ----------------
                                                                                   9,350            1,823
CREDITORS: amounts falling due within one year                 18                  6,997            1,598
                                                                      ------------------- ----------------
NET CURRENT ASSETS                                                                 2,353              225
TOTAL ASSETS LESS CURRENT LIABILITIES                                              3,441            1,546
CREDITORS: amounts falling due after more than one year        18                  1,610               --
Provision for liabilities and charges                          19                    234               --
                                                                      ------------------- ----------------
                                                                                   1,597            1,546
                                                                      =================== ================

CAPITAL AND RESERVES
Called up share capital                                        22                    969              869
Share premium account                                          23                 18,011           16,977
Capital redemption reserve                                     23                      7                7
Profit and loss account                                        23                (17,390)         (16,307)
                                                                      ------------------- ----------------
SHAREHOLDERS' FUNDS-EQUITY INTERESTS                                               1,597            1,546
                                                                      =================== ================



The accounts were approved by the Board on November 25th  2004

Notes on pages 20 - 42 form an integral part of these financial statements


C Kleman
Director
----------------------------------------------------------------------------  57

GROUP CASH FLOW STATEMENT
for the year ended 30 April 2004

                                                                                  2004               2003
                                                                                  ----               ----
                                                              Notes          GBP 000's          GBP 000's
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES
                                                             3(b)                3,033               (807)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
                                                              16                    22               (47)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
                                                              16                   364                288
ACQUISITIONS                                                  16                    --               (641)
                                                                     ------------------ ------------------
CASH INFLOW/(OUTFLOW) BEFORE  FINANCING
                                                                                 3,419             (1,207)
FINANCING                                                     16                   795              1,199
                                                                     ------------------ ------------------
INCREASE/(DECREASE) IN CASH IN THE YEAR
                                                                                 4,214                 (8)
                                                                     ================== ==================

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS
Increase/(Decrease) in cash in the year                       17                4,214                  (8)
Cash outflow from change in debt                              17                  300                  147
                                                                     ------------------ ------------------
Change in net debt resulting from cash flows                                    4,514                  139
Exchange movement                                             17                   --                  (37)
                                                                     ------------------ ------------------
MOVEMENT IN NET FUNDS IN THE YEAR                                               4,514                  102
NET FUNDS AT 1 MAY 2003                                                           137                   35
                                                                     ------------------ ------------------
NET FUNDS AT 30 APRIL 2004                                    17                4,651                  137
                                                                     ================== ==================

Notes on pages 20 -42 form an integral part of these financial statements

----------------------------------------------------------------------------  58

NOTES TO THE ACCOUNTS
at 30 April 2004

1. ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Since its initial public offering ("IPO"), the Group has incurred net losses and experienced negative cash flows from operating activities. Net losses since its IPO have resulted in an accumulated deficit for the group of GBP 17,390,000 as of 30th April 2004.

The Directors have prepared these accounts on a going concern basis as they believe that the improved levels of order intake and sales prospect pipeline since the end of the year, notably the recent orders for the Company's Learning for All(TM) product have improved the expectation of revenues and cash flows to the extent that the Company's requirement for working capital and capital investment for the remainder of the current fiscal year will be met from trading activities.

Basis of consolidation

The Group accounts consolidate the accounts of Futuremedia PLC and all its subsidiary undertakings drawn up to 30th April each year. No profit and loss account is presented for Futuremedia PLC as permitted by section 230 of the Companies Act 1985.

Goodwill

Goodwill arising from acquisitions is capitalised, classified as an asset and amortised on a straight-line basis over its useful economic life, normally up to a maximum of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable. There is an amount of goodwill in the accounts of the Group of GBP 27,000 as at 30th April 2004 which is associated with the acquisition of the assets of Palm Teach Limited and C2W Limited, which will be amortised over three years. The premium on acquisition arising from the investment in Luvit AB is being amortised over 10 years and is shown as part of the Group's share of net assets in Luvit AB, in the consolidated balance sheet.

Associates

An entity is treated as an associated undertaking where the group has a participating interest and exercises significant influence over its operating and financial policy decisions.

In the Group accounts, interests in associated undertakings are accounted for using the equity method of accounting. The consolidated profit and loss account includes the Group's share of the operating results, interest, pre-tax results and attributable taxation of such undertakings based on audited financial statements. In the consolidated balance sheet, any interests in associated undertakings are shown as the Group's share of identifiable net assets, including any unamortised premium paid on acquisition.

The premium on acquisition is dealt with under the goodwill policy.

Turnover

Turnover represents the value of goods and services delivered, excluding value added tax, and for the year ended April 30, 2004 can be categorised by activity under one of two operating segments:

The first, comprising the following four discrete activities, are grouped into a single managerial department called e-Learning:

----------------------------------------------------------------------------  59

NOTES TO THE ACCOUNTS
at 30 April 2004

1. ACCOUNTING POLICIES (continued)


Consulting Services - Consulting revenues fall in the Futuremedia Learning Services unit. Typically, each contract comprises a number of separate tasks or work packages, each representing between one and three days' work. These work packages are invoiced at completion, and revenues recognised at that time.

Custom designed content Products - Custom designed content production revenues are managed within Futuremedia Content Studio. These are products that are specifically designed to meet a customer's individual e-learning needs. Due to the customisation and modification required, revenue for these long-term contracts are recognised on a percentage-of- completion basis based on costs incurred, which represent the extent to which the Company has performed its services under the contract.

Learning Management Systems - A Learning Management System is specifically designed for the customer to meet all of their e-learning needs. The revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. These systems can include multiple elements such as: a license for Activna, hosting services, set up charges, integration and support services and content. For these contracts, the Company recognises revenue over the period of the licence.

Blended Learning Solution - Blended Learning solutions are those which combine an element of e Learning, together with physical classroom or workbook based training the revenues are managed through the Futuremedia Software Services, Futuremedia Courseware Services and Futuremedia Service Delivery units. It can include multiple solutions such as supply of e-Learning materials, workbooks and classroom based instruction. The Learning Management System element is recognised over the period of the license agreement and the remaining element is recognised on the delivery of the service for classroom based instruction and on the delivery of the product for the workbooks.

The second segment was created following the successful launch in October 2003 of the Company's Learning For All(TM) product:

Learning for All(TM) - Learning for All(TM) solutions are those that comprise a combination of hardware, software and services, installed at the homes of participating employees of clients that contract with Futuremedia for the provision of such services. Revenues are categorised as being either `delivered' or `deferred' depending on the nature of each element of the installed package. Typically, all hardware, operating software and any software programs delivered on local media, either CD-rom or loaded on the hard disc, are treated as `delivered' revenues, whilst the remaining services, which typically comprise telephone and e-mail support, the provision and hosting of a Learning Management System and various online software programs, are treated as `deferred' revenues. For revenue recognition purposes, the package price is allocated by element in accordance with fair values of each element. Those elements that have been categorised as `delivered' are recognised on the completion and acceptance of installation by the participant, and those revenues that are categorised as `deferred' are recognised over the period of the agreement. The client, or participating finance house, is invoiced for the full amount on completion and acceptance of installation.

----------------------------------------------------------------------------  60

NOTES TO THE ACCOUNTS
at 30 April 2004

1. ACCOUNTING POLICIES (continued)


Depreciation

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life, as follows:

Audio visual and computer equipment              -  15% to 33% on cost
Office equipment                                 -  20% on cost

Stocks

The stocks are valued at the lower of cost and net realisable value. Cost is based on the cost of purchase on a first in, first out basis. Net realisable value is based on estimated selling price less additional costs to completion and disposal.


Long-term contracts

Profit on long-term contracts is taken as the work is carried out if the final outcome can be assessed with reasonable certainty. The profit included is calculated on a prudent basis to reflect the proportion of work carried out at the year end, by recording turnover and related costs as contract activity progresses. Turnover is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract. Revenues derived from variations on contracts are recognised only when they have been accepted by the customer. Full provision is made for losses on all contracts in the year in which they are first foreseen.

Research and development

Expenditure on pure and applied research is charged to the profit and loss account in the year in which it is incurred.

Development costs are also charged to the profit and loss account in the year of expenditure, unless individual projects satisfy all of the following criteria:

      [_] the project is clearly defined and related expenditure is separately identifiable;

      [_]   the project is technically feasible and commercially viable;

      [_] current and future costs are expected to be exceeded by future sales; and

      [_]   adequate resources exist for the project to be completed.

In such circumstances the costs are carried forward and amortised over the useful life if the project, to a maximum of three years.


Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date, except that the recognition of deferred tax assets is limited to the extent that the group anticipates making sufficient taxable profits in the future to absorb the reversal of the underlying timing differences. Deferred tax balances are not discounted.

Timing differences represent accumulated differences between the Group's taxable profit and its financial profit and arise primarily from the difference between accelerated capital allowances and depreciation.

----------------------------------------------------------------------------  61

NOTES TO THE ACCOUNTS
at 30 April 2004

1. ACCOUNTING POLICIES (continued)


Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

The results of overseas operations are translated at the average rates of exchange during the year and their balance sheets translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net assets and results of foreign subsidiary undertakings and from translating the profit and loss account at an average rate are taken to reserves.

Leasing and hire purchase commitments

Rentals paid under operating leases are charged to profit and loss on a straight line basis over the lease term.

Pensions

The Group operates a number of defined contribution pension schemes. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.


2. TURNOVER AND SEGMENTAL ANALYSIS


Turnover, Group loss on ordinary activities before taxation and net assets are analysed as follows:


Year ended 30 April 2004                       United     Rest of     Rest of the       Total
                                              Kingdom      Europe          World
                                            GBP 000's    GBP 000's    GBP 000's     GBP 000's
Turnover
Turnover by destination:
Turnover                                     18,661            --           --        18,661
                                           ========      ========     ========      ========
Turnover by origin:
Total sales                                  18,661            --           --        18,661
                                           --------      --------     --------      --------
Sales to third parties                       18,661            --           --        18,661
                                           ========      ========     ========      ========
Loss
Operating loss                                 (838)           --           --          (838)
Net interest                                     22                                       22
Share of operating loss of associate             --          (267)          --          (267)
                                           --------      --------     --------      --------
Loss on ordinary activities before and         (816)         (267)          --        (1,083)
after taxation
                                           ========      ========     ========      ========
Net assets
Net assets by segment                         1,423           560         (386)        1,597
                                           ========      ========     ========      ========

----------------------------------------------------------------------------  62

NOTES TO THE ACCOUNTS
at 30 April 2004


2. TURNOVER AND SEGMENTAL ANALYSIS (continued)



Year ended 30 April 2003                            United           Rest of      Rest of the
                                                   Kingdom            Europe            World              Total
                                                 GBP 000's         GBP 000's        GBP 000's          GBP 000's
Turnover
Turnover by destination:
Turnover                                             1,340                 2               --             1,342
                                                   =======           =======          =======           =======
Turnover by origin:
Total sales                                          1,342                --               --             1,342
                                                   -------           -------          -------           -------
Sales to third parties                               1,342                --               --             1,342
                                                   =======           =======          =======           =======
Loss
Operating loss                                      (1,052)               --              (18)           (1,070)
                                                                     =======          =======           =======
Net interest                                                                                                (47)
                                                                                                        -------
Loss on ordinary activities before and
after taxation                                                                                           (1,117)
                                                                                                        =======
Net assets
Net assets by segment                                1,030               944             (430)            1,546
                                                   =======           =======          =======           =======


The Company views its business as falling into one of two operating segments. The major segment is that of Learning For AllTM, launched successfully in October 2003, aimed at providing e-Learning access in their homes to clients' employees who do not have access in the workplace to a personal computer. The second and much smaller segment is that of e-Learning, and comprises the provision of its own and third party products and services which together provide clients with learning solutions.

2.

Year ended 30 April 2004


                                               Learning For           e-Learning            Total
                                                  AllTM
                                                  GBP 000's          GBP 000's          GBP 000's
Turnover
Turnover by segment                                   17,366              1,295           18,661
                                             =================   ================  =================
Loss
Operating profit/(loss)                                  907            (1,720)             (838)
                                             =================   ================
Net interest                                                                                  22
Share of operating loss of associate                                                        (267)
                                                                                   -----------------
Loss on ordinary activities before                                                        (1,083)
taxation
                                                                                   =================
Net assets
Net assets/(liabilities) by segment                    1,185              (148)            1,037
                                             =================   ================  =================


The Group's share of net assets of Luvit AB of GBP 560,000 is excluded from the above.

----------------------------------------------------------------------------  63

NOTES TO THE ACCOUNTS
at 30 April 2004

3.       OPERATING LOSS

(a) This is stated after charging/(crediting):


                                                                                      2004          2003
                                                                                      ----          ----
                                                                                 GBP 000's     GBP 000's
Auditors' remuneration        - audit services - Group                                  69            74
                              - audit services - Company                                15            15
                              - non audit services                                       4             4
Depreciation of owned fixed assets                                                      68           131
(Profit)/loss on disposal of fixed assets                                              (33)          118
Amortisation of goodwill and premium on acquisition                                    102            28
Amortisation of development costs                                                      150            --
Research and Development expenditure                                                   196           131
Exchange losses                                                                         6             --
Operating lease rentals       -Plant and machinery                                      2             9
                              - Land and buildings                                    110             --
                                                                              ============= =============

(b) Reconciliation of operating loss to net cash inflow/(outflow) from operating activities:


                                                                                 2004               2003
                                                                                 ----               ----
                                                                            GBP 000's          GBP 000's

Operating loss                                                                   (838)            (1,070)
Depreciation                                                                       68                131
Amortisation of goodwill and premium on acquisition                               102                 28
Impairment of premium on acquisition                                               26                 --
Amortisation of development costs                                                 150                 --
(Profit)/loss on disposal of fixed assets                                        (33)                118
(Increase) in debtors                                                         (3,344)              (164)
(Increase)/decrease in stocks                                                   (633)                  1
Increase/ in creditors                                                         7,532                 139
Expense settled by issue of shares                                                 -                  11
Exchange losses/(gains)                                                            3                 (1)
                                                                    ------------------ ------------------
Net cash inflow/(outflow) from operating activities                             3,033              (807)
                                                                    ================== ==================

----------------------------------------------------------------------------  64

NOTES TO THE ACCOUNTS
at 30 April 2004

4.     DIRECTORS' REMUNERATION


Year ended 30 April 2004                      Emoluments        Benefits           Total        Pensions
                                               GBP 000's       GBP 000's       GBP 000's       GBP 000's
Total                                                452               3             455              --
                                             ============    ============   =============   =============

Highest paid director                                207               3             210              --
                                             ============    ============   =============   =============


Year ended 30 April 2003                      Emoluments        Benefits           Total        Pensions
                                               GBP 000's       GBP 000's       GBP 000's       GBP 000's

Total                                                210               3             213              --
                                             ============    ============   =============   =============

Highest paid director                                106               3             109              --
                                             ============    ============   =============   =============


No directors participate in the Group's defined contribution pension scheme (2003: GBP nil).

There was a gain on exercise of share options during the year of GBP 192,000 (2003: GBP nil)


5.       STAFF COSTS


                                                  2004                 2003
                                                  ----                 ----
                                             GBP 000's            GBP 000's
Wages and salaries                               1,513                  849
Social security costs                              175                   90
Other pension costs                                 41                   38
                                         --------------     ----------------
                                                 1,729                  977
                                         ==============     ================

The average monthly number of employees during the year was made up as follows:

                                                     2004                 2003
                                                     ----                 ----
                                                       No.                 No.
Directors                                               1                    1
Office and administration                               4                    3
Production                                             17                   12
Selling and marketing                                   7                    3
Service support                                         1                    1
                                            --------------     ----------------
                                                       30                   20
                                            ==============     ================


6.       INTEREST RECEIVABLE

                                                     2004                 2003
                                                     ----                 ----
                                                GBP 000's            GBP 000's
Deposit account interest                               24                    1
                                            ==============     ================


----------------------------------------------------------------------------  65

NOTES TO THE ACCOUNTS
at 30 April 2004


7.       INTEREST PAYABLE


                                                     2004                 2003
                                                     ----                 ----
                                                GBP 000's            GBP 000's

Bank loan                                               2                    5
Other loans                                            --                   43
                                            --------------     ----------------
                                                        2                   48
                                            ==============     ================

8.       TAXATION

The corporation tax assessed for the year is different from the standard tax rate of corporation tax in the United Kingdom of 30% (2001: 30%).

The differences are explained below:

                                                                              2004                 2003
                                                                           GBP 000's            GBP 000's
Loss on ordinary activities before taxation                                 (1,083)              (1,117)

Expected tax credit at standard rate of UK Corporation tax of
30% (2001: 30%)                                                               (325)                (335)

Effects of:
Expenses not deductible for tax purposes                                       198                   44
Capital allowances (in excess of)/below depreciation for the period
Tax losses created in the year                                                  74                  289
Other timing differences                                                        70                   --
                                                                  -------------------- ------------------
Corporation tax                                                                 --                   --
                                                                  ==================== ==================

Estimated tax losses for set-off against future trading profits amount to approximately GBP 14,232,000 (2003: GBP 13,985,000). This estimate is subject to the agreement of the current year's corporation tax computations with the Inland Revenue.

9.       LOSS FOR THE YEAR ATTRIBUTABLE TO THE SHAREHOLDERS OF FUTUREMEDIA PLC

                                                                             2004                    2003
                                                                             ----                    ----
                                                                        GBP 000's               GBP 000's
Dealt with in the accounts of the parent company                          (1,083)                 (1,154)
                                                                ==================     ===================


As a Group profit and loss account is presented in these accounts, a separate profit and loss account for the Company is not required in accordance with Sections 230 of the Companies Act 1985.

----------------------------------------------------------------------------  66

NOTES TO THE ACCOUNTS
at 30 April 2004


10. LOSS PER ORDINARY SHARE

      The calculation of basic loss per ordinary share is based on a loss for the year of GBP 1,083,000 (2003 - GBP 1,117,000), and on 83,811,982 (2003
      - 46,414,194) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

     There is no dilutive effect of the potential ordinary shares and warrants.

11.      INTANGIBLE ASSETS



                                                                             Deferred
                                                                          development
                                                          Goodwill              costs             Total
Group                                                    GBP 000's          GBP 000's           GBP 000's
Cost:
At 1 May 2003                                                   83                487               570
Additions                                                       --                302               302
                                                    ----------------     --------------     --------------
At 30 April 2004                                                83                789               872
                                                    ----------------     --------------     --------------

Amortisation:
At 1 May 2003                                                   28                263               291
Provided during the year                                        28                150               178
                                                    ----------------     --------------     --------------

At 30 April 2004                                                56                413               469
                                                    ----------------     --------------     --------------

Net book value at 30 April 2004                                 27                376               403
                                                    ================     ==============     ==============
Net book value at 1 May 2003                                    55                224               279
                                                    ================     ==============     ==============


Company

Cost:
At 1 May 2003                                                   53                263               316

Additions                                                       --                 --                --
                                                    ----------------     --------------     --------------
At 30 April 2004                                                53                263               316
                                                    ----------------     --------------     --------------

Amortisation:
At 1 May 2003                                                   19                263               282
Provided during the year                                        17                 --                17
                                                    ----------------     --------------     --------------

At 30 April 2004                                                36                263               299
                                                    ----------------     --------------     --------------

Net book value at 30 April 2004                                 17                 --                17
                                                    ================     ==============     ==============
Net book value at 1 May 2003                                    34                 --                34
                                                    ================     ==============     ==============

----------------------------------------------------------------------------  67

NOTES TO THE ACCOUNTS
at 30 April 2004


11. INTANGIBLE ASSETS (continued)


Purchase of Assets

The company acquired, on the 27th July 2003, Temp Limited, into which had been transferred certain assets of IQDos Limited, a company specialising in blended training solutions, for a total consideration of GBP 302,000, satisfied by the issue of Futuremedia PLC shares. The separate classes of assets and liabilities acquired, together with their book values and fair values are shown below:



                                                         Fair Value
                                    Book Value           adjustment         Fair Value
                                     GBP 000's            GBP 000's          GBP 000's
Net assets acquired:
Net current assets                          --                   --                 --
Development costs                          150                  152                302
                                ===============    =================

Goodwill                                                                            --
                                                                       ---------------
Total satisfied by issue of shares                                                 302



The consideration of GBP 302,000 represents the fair value of the 1,125,000 shares issued to the shareholders.

Temp Limited was formed expressly for the purpose of this acquisition and did not trade at any time before 27th July 2003. No figures are available therefore, for the period 1st May 2003 to 27th July 2003, or for any previous period. The acquisition has been accounted for using acquisition accounting.






----------------------------------------------------------------------------  68

NOTES TO THE ACCOUNTS

at 30 April 2004

12.      TANGIBLE FIXED ASSETS


                                        Audio visual                            A.     Total
                                        and computer                                   -----
                                         equipment          Office equipment

                                         GBP 000's          GBP 000's                GBP 000's
         Group
         Cost:
         At 1 May 2003                           439                 58                497
         Additions                                86                 --                 86
                                        -----------------  -----------------  -----------------
         At 30 April 2004                        525                 58                583
                                        -----------------  -----------------  -----------------

         Depreciation:
         At 1 May 2003                           374                 45                419
         Provided during the year                 62                  6                 68

                                        -----------------  -----------------  -----------------
         At 30 April 2004                        436                 51                487
                                        -----------------  -----------------  -----------------

         Net book value:
         At 30 April 2004                         89                  7                 96

                                        =================  =================  =================
         At 1 May 2003                            65                 13                 78
                                        =================  =================  =================

         Company
         Cost:
         At 1 May 2003                           439                 58                497
         Additions                                86                 --                 86
                                        -----------------  -----------------  -----------------
         At 30 April 2004                        525                 58                583
                                        -----------------  -----------------  -----------------

         Depreciation:
         At 1 May 2003                           374                 45                419
         Provided during the year                 62                  6                 68
                                        -----------------  -----------------  -----------------
         At 30 April 2004                        436                 51                487
                                        -----------------  -----------------  -----------------

         Net book value:
         At 30 April 2004                         89                  7                 96

                                        =================  =================  =================

         At 1 May 2003                            65                 13                 78
                                        =================  =================  =================


----------------------------------------------------------------------------  69

NOTES TO THE ACCOUNTS
at 30 April 2004

13.      INVESTMENTS

In April 2003, the Company acquired a 29.8% holding in Luvit AB, a Swedish e-Learning provider, for a total consideration of GBP 943,899, of which GBP 641,025 was cash and the remainder in Futuremedia shares.

During the year to 30th April, 2004, the Company sold 96,069 of its Luvit AB shares, whilst Luvit AB issued a further 6,233 shares, resulting in a reduction in holding to 27.2% as at the 30th April 2004.

          This investment has been treated as an equity investment.

                                                              2004
                                                         Associated
                                                       Undertakings
                                                          GBP 000's
Group
Cost:
At 1 May 2003                                                   944
Disposals                                                       (17)
                                                    ----------------
Cost at 30 April 2004                                           927
Share of retained profit/losses
At 1 May 2003                                                    --
Amortisation of premium on acquisition                         (74)
Losses for year                                               (267)
Impairment of premium on acquisition                           (26)
                                                    ----------------
At 30 April 2004                                              (367)
                                                    ----------------
Net book value at 30 April 2004                                560
                                                    ================
Net book value at 1 May 2003                                   922
                                                    ================


Included within investments in associated undertakings of GBP 927,000 is a premium on acquisition of GBP 665,000 (2003 - GBP 739,000). The premium on acquisition is being amortised over ten years, and the charge of GBP 74,000 (2003 - GBP nil) for the year has been shown within share of retained loss for the year. The share of losses in Luvit AB amounting to GBP 267,000 has been taken in the year. A further GBP 26,000 impairment loss has been taken in the year as a result of impairment testing of the value of the premium on acquisition, based upon the trading price of Luvit AB shares during the period October 2003 to April 2004.

----------------------------------------------------------------------------  70

NOTES TO THE ACCOUNTS

at 30 April 2004


13. INVESTMENTS (continued)


                                                                Group         Associated
                                                         undertakings       undertakings            Total

                                                            GBP 000's          GBP 000's        GBP 000's
Company
Cost:

At 1 May 2003                                                    345               944           1,289
Additions                                                        302                --             302
Sale of shares                                                    --               (17)            (17)
                                                              ------            ------          ------
Cost at 30 April 2003                                            647               927           1,574
Amounts provided:
At 1 May 2003                                                     81                --              81
Additions                                                        151                --             151
Provision against equity investment                               --               367             367
                                                              ------            ------          ------
At 30th April 2004                                               232               367             599
                                                              ------            ------          ------
Net book value at 30 April 2004                                  415               560             975
                                                              ------            ------          ------
Net book value at 30 April 2003                                  264               944           1,208
                                                              ======            ======          ======

----------------------------------------------------------------------------  71

NOTES TO THE ACCOUNTS
at 30 April 2004

13. INVESTMENTS (continued)

Details of the investments in which the Company holds more than 20% of the nominal value of ordinary share capital are as follows:


                                         Country of
                                         registration(or
                                         incorporation)     Proportion
Name of Company                          and operation      held         Nature of business
Subsidiary undertakings
LaserMedia UK Limited                    England                   100%  Distributor of interactive
(trading as Futuremedia Learning                                         learning products. Dormant
Technologies)

LaserMedia International Limited         England                   100%  Distributor of interactive
                                                                         learning products. Dormant
Futuremedia America Inc.                 USA                       100%  Distributor of interactive
                                                                         learning products. Dormant
Easycando.com Limited                    England                   100%  Distributor of interactive
                                                                         learning products. Dormant

Futuremedia Interactive Limited          England                   100%  Distributor of interactive
                                                                         learning products. Dormant

Futuremedia (BVI) Limited                British Virgin            100%  Non-Trading
                                         Islands
C2W Limited                              England                   100%  Provider of consultancy
                                                                         services. Non-Trading

Activna Objects Limited                  England                   100%  Non-Trading

Temp Limited                             England                   100%  Non-Trading

                                         Country of
                                         registration(or
                                         incorporation)    Proportion
Name of Company                          and operation     held          Nature of business

Associated Undertakings
Luvit AB                                 Sweden                   27.2%  e-Learning provider


All investments are directly held by the Company.

The Company `s investment in Luvit AB, amounts to 27.2% of that company's issued share capital. The Company's share of each of the following is:

                                                2004           2003
                                           GBP 000's      GBP 000's
Turnover                                         257             --
Loss before tax                                 (267)            --
Taxation                                          --             --
Loss after tax                                  (267)            --
Fixed assets                                      29            204
Current assets                                   153            233
Liabilities due within one year                 (138)          (233)
Liabilities due after one year or more          (114)            --

----------------------------------------------------------------------------  72

NOTES TO THE ACCOUNTS
at 30 April 2004

14. STOCKS


                                    Group           Group         Company        Company
                                     2004            2003            2004           2003
                                     ----            ----            ----           ----
                                GBP 000's       GBP 000's       GBP 000's      GBP 000's

Goods for resale                      634               1             633             --
                             ============    ============   =============   ============

There is no material difference between the replacement cost of stocks and the amount shown above.

15. DEBTORS

                                                                  Group                        Company
                                                      2004         2003          2004           2003
                                                      ----         ----          ----           ----
                                                 GBP 000's    GBP 000's     GBP 000's      GBP 000's
Amounts receivable within one year
Trade debtors                                       1,889           267         1,889           267
Amounts recoverable on contracts                       42            44            42            44
Other debtors                                       1,757           702         1,757           702
Prepayments and accrued income                        292           374           292           374
                                                    -----         -----         -----         -----
                                                    3,980         1,387         3,980         1,387
                                                    =====         =====         =====         =====
Amounts receivable after more than one year
Prepayments and accrued income                         86            --            86            --
                                                    -----         -----         -----         -----
                                                       86            --            86            --
                                                    =====         =====         =====         =====

16.      ANALYSIS OF CASH FLOW HEADINGS


                                                                                   2004             2003
                                                                                   ----             ----
                                                                                GBP 000's        GBP 000's
Returns on investments and servicing of finance
Interest received                                                                    24                1
Interest paid                                                                        (2)             (48)
                                                                            -------------     -----------
                                                                                     22              (47)
                                                                            =============     ===========

Capital expenditure
Purchase of tangible fixed assets                                                   (86)             (12)
Sale of tangible fixed assets                                                       450              300
                                                                            -------------     -----------
                                                                                    364              288
                                                                            =============     ===========
Acquisitions
Investment in Luvit AB                                                               --             (641)
                                                                            =============     ===========

Financing
Proceeds of issue of ordinary share capital                                       1,124            1,436
Share issue costs                                                                   (80)             (89)
(Repayment)/proceeds from bank loan                                                (300)             300
Repayment of convertible loan debt                                                   --             (447)
Proceeds from disposal of equity investment                                          51               --
                                                                            -------------     -----------
                                                                                    795            1,199
                                                                            =============     ===========

----------------------------------------------------------------------------  73

NOTES TO THE ACCOUNTS
at 30 April 2004

16. ANALYSIS OF CASH FLOW HEADINGS (continued)

The cash flows relating to the acquisition of Temp Limited were:

                                                                   2004

                                                              GBP 000's

Operating cash flows                                              (112)
Returns on investment and servicing of finance                      --
Taxation                                                            --
Investing activities                                                --
Financing                                                           --
                                                                  ----

Cash used during year                                             (112)
                                                                  ====

17. ANALYSIS OF NET FUNDS

                                                  At 1 May 2003            Cash flow     At 30 April 2004
                                                      GBP 000's            GBP 000's           GBP 000's
Group
Cash in hand and at bank                                  437                 4,214                4,651
Debt due within one year                                 (300)                  300                   --
                                                        -----                 -----                -----

Net funds                                                 137                 4,514                4,651
                                                        =====                 =====                =====


18.   CREDITORS

                                                                    Group                       Company
                                                     2004            2003           2004           2003
                                                     ----            ----           ----           ----
                                                     GBP             GBP            GBP            GBP
                                                    000's           000's          000's          000's
Amounts falling due within one year

Bank mortgage                                          --             300             --             --
Payments on account of long-term contracts          1,380             428          1,380            428

Amounts due to subsidiary undertakings                 --              --             28            317
Trade creditors                                     1,916             444          1,916            444

Other taxes and social security costs               1,517              97          1,517             97
Other creditors                                       135             109            135            109
Accruals                                            2,021             203          2,255            203

                                               -----------     -----------    -----------   ------------
                                                    6,969           1,581          7,231          1,598
                                               -----------     -----------    -----------   ------------

Amounts falling due after more than one year
Payments on account of long-term contracts          1,610              --          1,610             --
                                               -----------     -----------    -----------   ------------
                                                    1,610              --          1,610             --
                                               ===========     ===========    ===========   ============

----------------------------------------------------------------------------  74

NOTES TO THE ACCOUNTS
at 30 April 2004

18.   CREDITORS: amounts falling due within one year (continued)

The increase in payments on account when compared to the previous year arises from the impact of the Learning For All(TM) activity, where clients are invoiced and pay for 100% of the sales price on acceptance by each participant. Those amounts representing revenues deferred over the period of the agreement appear as payments on account of long term contracts. The Learning For All(TM) activity has also resulted in an increase in other taxes and social security costs outstanding at 30th April 2004 compared to 30th April 2003, representing the increase in VAT liability arising from the high level of sales invoices raised in the final quarter of the current year. The increase in trade creditors at 30th April 2004 when compared to the previous year is again due to Learning For AllTM, and represents the pre-ordering of products for stock to ensure availability, payment for which, by agreement with suppliers, is deferred until installation and acceptance by the participants.

19.   PROVISIONS FOR LIABILITIES AND CHARGES

Group and Company                              National Insurance on Share
                                                               Options
                                                             GBP 000's
At 1 May 2003                                                       --
Charged to profit and loss account                                 234
                                                         --------------
At 30 April 2004                                                   234
                                                         ==============

20.   DEFERRED TAXATION

The potential deferred tax asset of the group and the company arising from tax losses carried forward, other short term timing differences and accelerated capital allowances are set out below. As the recoverability of these amounts in the foreseeable future is uncertain, the potential deferred tax assets have not been recognised.

                                                                 Provided                   Not provided
                                                     2004            2003           2004            2003
                                                     ----            ----           ----            ----
                                                     GBP             GBP             GBP            GBP
                                                    000's           000's           000's          000's
Group
Accelerated capital allowances                         --              --              68              99
Other short term timing differences                    --              --              70              --
Losses carried forward                                 --              --           4,270           4,224
                                                    -----           -----           -----           -----
                                                       --              --           4,408           4,323
                                                    =====           =====           =====           =====

Company
Accelerated capital allowances                         --              --              68              99
Other short term timing differences                    --              --              70              --
Losses carried forward                                 --              --           4,270           4,224
                                                    -----           -----           -----           -----
                                                       --              --           4,408           4,323
                                                    =====           =====           =====           =====

21. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

      The Group's principal financial instruments comprise cash and short-term deposits. The main purpose of the financial instruments is to provide finance for the Group's operations. The Group has various other financial instruments such as trade debtors and creditors that arise directly from its operations. These


----------------------------------------------------------------------------  75
      short-term financial instruments are excluded from the disclosures shown below except for the analysis of currency exposures. To date, the Group has not entered into derivative transactions, but does not exclude the possibility of doing so in the future, although not for speculative trading.

      The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk.

      Interest rate risk

      Since the repayment in full in May 2003 of the bank mortgage, the Company has had no requirement for any financial loan arrangements.

      Liquidity risk

      To permit the timely marketing investment and procurement of third party product for each separate Learning For All(TM) campaign, the Company seeks to secure arrangements with its bankers to provide short term overdraft facilities. An arrangement was agreed with HSBC Bank Plc in November, 2003, to provide an overdraft facility of up to GBP 250,000 at the time of the first Royal Mail Learning For All(TM) campaign. In the event, the Company was able to negotiate trading terms with its suppliers such that the facility was not used.

      Foreign currency risk

      The Company has no significant monetary assets or liabilities in any non-sterling denomination.


      Interest rate profile of financial liabilities

      The interest rate profile of the financial liabilities of the Group as at 30 April 2004 was as follows:



                                                                 2004                               2003
                                                             Floating                           Floating
                                                                 rate                               rate
                                                            Financial                          Financial
                                               Total      Liabilities            Total       Liabilities

                                           GBP 000's        GBP 000's        GBP 000's         GBP 000's
Sterling                                          --               --              300               300
                                        -------------    -------------     ------------     -------------

Total                                             --               --              300               300
                                        =============    =============     ============     =============


----------------------------------------------------------------------------  76

  NOTES TO THE ACCOUNTS
  at 30 April 2004

21.   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (continued)

      Interest rate profile of financial assets

      The interest rate profile of the financial assets of the Group was as follows:

                                                         2004                                                2003

                                                    Financial                                           Financial
                                                    assets on                                           assets on
                                     Floating           which                          Floating             which
                                         rate     no interest                              rate       no interest
                       Total        financial       is earned            Total        financial         is earned
                                       assets             GBP                            assets
                   GBP 000's        GBP 000's           000's        GBP 000's        GBP 000's         GBP 000's
Sterling               4,636            4,506             130              437              121               316
US Dollar                 15               --              15               --               --                --
                -------------    -------------    ------------    -------------    -------------     -------------

                       4,651             4,56             145              437              121               316
                =============    =============    ============    =============    =============     =============



     The floating rate interest is based on National Westminster Bank PLC and HSBC Bank Plc base rates


Maturity of financial liabilities

The Group has no financial liabilities which extend beyond 12 months.

Borrowing facilities

The Group has no borrowing facilities available to it.


Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities.


                                                Book value        Fair          Book         Fair value
                                                                 value         value
                                                      2004        2004          2003               2003
                                                      ----        ----           ----               ----
                                                 GBP 000's         GBP           GBP                GBP
Primary financial instruments                                     000's         000's              000's

Short term borrowings                                  --            --          (300)              (300)
Long term borrowings                                   --            --            --                 --
Cash and cash equivalents                           4,651         4,651           437                437

----------------------------------------------------------------------------  77

NOTES TO THE ACCOUNTS
at 30 April 2004


22.      SHARE CAPITAL


Authorised                                       2004                2003                2004                2003
                                            -----------         -----------         -----------         -----------
                                                 No                  No                   GBP                 GSB
                                                                                          000's               000's
Ordinary shares of 1 1/9 pence each         125,000,000         125,000,000               1,389               1,389
Preference shares of 2 pence each             2,000,000           2,000,000                  40                   4
                                                                                    -----------         -----------
                                                                                          1,429               1,429
                                                                                    ===========         ===========

                                                2004                2003                2004                2003
                                            -----------         -----------         -----------         -----------
GBP                                              No.                 No.                 GBP                  GBP
                                                                                        000's                000's
Allotted, called up and fully paid

Ordinary shares of 1 1/9 pence each          87,239,486          78,194,457                 969                 869
                                            ===========         ===========         ===========         ===========



In April 2003, Waverton Holdings Limited, formally the holder of the Convertible Loan Note, re-invested in the Company under an agreement which entailed the issue of warrants to purchase further ordinary shares in Futuremedia at a purchase price of $0.085 per ordinary share at any time up to May 31, 2006. At 30th April 2003, there were 1,594,334 warrants outstanding, all of which were exercised in the year ended 30th April 2004, representing gross proceeds of GBP 77,000.

Also during the year ended 30th April 2004, the Company contracted for the issue of 5,173,959 shares by way of private placement representing gross proceeds of approximately GBP 752,000 and 1,125,000 shares were issued for the acquisitions of Temp Limited. A further 1,151,727 shares were issued by way of the exercise of share options representing gross proceeds of approximately GBP 80,000, of which GBP 24,000 was outstanding at the end of the year. Issue costs of GBP 80,000 were incurred in relation to the share issues agreed in the year.

The Group has two employee share option plans in operation, both of which are for the purchase of ordinary shares. The options under both schemes are exercisable at the discretion of the holder. Under the Approved Executive Share Option Scheme, 20,500 options are outstanding at an exercise price of $0.91 and may be exercised until 16th January 2008 and 12,000 options at an exercise price of $1.5938 and may be exercised until 25th July 2010. Under the Unapproved Executive Share Option Scheme a total of 5,547,076 options were outstanding at 30th April 2004 at various exercise prices ranging from $0.010 to $1.00, vesting at various dates up to March 2007, and exercisable at various dates up to March 2014.

In August 2003, 854,820 warrants outstanding under an issue made at the Group's initial public offering exercisable at the holder's option at any time up to 19th August 2003, at a price of $5.65 per ordinary share, were allowed to lapse. As at 30th April 2004, there were no warrants outstanding.

----------------------------------------------------------------------------  78

NOTES TO THE ACCOUNTS
at 30 April 2004


23.      RECONCILIATION OF MOVEMENT ON SHAREHOLDERS' FUNDS AND RESERVES

Group                    Ordinary         Share          Capital          Profit            2004            2003
                           share         premium       redemption        and loss        Shareholders   Shareholders
                         capital         account        reserve           account           funds          funds
                       GBP 000's        GBP 000's      GBP 000's         GBP 000's       GBP 000's        GBP 000's
                      ------------    ------------   -------------    --------------  --------------  --------------
At 1 May 2003                 869          16,977                7       (16,307)           1,546              537
Issue of shares
during the year               100           1,114               --            --            1,214            2,252
Exchange
difference on
retranslation of
net assets and
results of
subsidiary
undertakings                   --              --               --            --               --              (37)
Cost of share
issue                          --             (80)              --            --              (80)             (89)
Loss for the year              --              --               --        (1,083)          (1,083)          (1,117)
                          -------         -------          -------        -------          -------          -------
At 30 April 2004
                              969          18,011                7       (17,390)           1,597            1,546
                          =======         =======          =======        =======          =======          =======


Company                  Ordinary         Share          Capital          Profit            2004            2003
                           share         premium       redemption        and loss        Shareholders   Shareholders
                         capital         account        reserve           account           funds          funds
                       GBP 000's        GBP 000's      GBP 000's         GBP 000's       GBP 000's        GBP 000's
                      ------------    ------------   -------------    --------------  --------------  --------------
At 1 May 2002                 869          16,977                        (16,307)           1,546              537
Issue of shares
during the year               100           1,114               --            --            1,214            2,252
Cost of share
issue                          --             (80)              --            --              (80)             (89)
Retained loss for
the year                       --              --               --        (1,083)          (1,083)          (1,154)
                          -------         -------          -------        -------          -------          -------
At 30 April 2003
                              969          18,011                7       (17,390)           1,597            1,546
                          =======         =======          =======        =======          =======          =======


24.  PENSION COMMITMENTS

The Group operates a number of defined contribution pension schemes for the directors and senior employees. The assets of the schemes are held separately from the Group in an independently administered fund. There are no outstanding contributions at the year end (2003: Nil).

----------------------------------------------------------------------------  79

NOTES TO THE ACCOUNTS
at 30 April 2004

25.      OTHER FINANCIAL COMMITMENTS

Group                                                     2004              2003
                                                          ----              ----
                                                         Other             Other
                                                     GBP 000's         GBP 000's
Operating leases which expire:
within one year                                             1                 1
within two to five years                                  354                 1
                                                  ------------     -------------
                                                          355                 2
                                                  ============     =============

Company

                                                         Other             Other
                                                     GBP 000's         GBP 000's
Operating leases which expire:
within one year                                             1                 1
within two to five years                                  354                 1
                                                  ------------     -------------
                                                          355                 2
                                                  ============     =============


The GBP 354,000 commitment within two to five years represents the Company's arrangement for the lease of its office space in Brighton to the end of June 2007.

26.      RELATED PARTY TRANSACTIONS

Since its initial public offering in 1993, the Company has undertaken a number of private placements to fund its working capital and to allow investment in product developments. These private placements include the following transactions:

In October 2002, the Company contracted and received the cash for the issue of an aggregate of 2,727,647 Ordinary Shares at the then market price of $0.085 per Ordinary Share representing an aggregate purchase price of approximately $232,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: the Rennes Foundation (1,177,647 shares) and Mr. M Johansson (182,353 shares). The Rennes Foundation was represented on the Company's board of directors by Mr R Herter until his resignation in August 2003. Mr Johansson is a member of the board of directors of the Company and Chief Executive Officer.

In April 2003, the Company contracted and received the cash for the issue of an aggregate of 16,706,000 Ordinary Shares at the then market price of $0.10 per Ordinary Share representing an aggregate purchase price of approximately $1,670,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Mr J Vandamme (200,000 shares), Mr. M Johansson (150,000 shares) and Mr D Bailey (150,000 shares) and Volito AB (8,500,00 shares). Mr Vandamme and Mr Bailey are both members of the board of directors of the Company.

Also in April, 2003, the Company contracted for the exchange of 3,350,000 shares in Luvit AB for the issue of 4,685,315 Futuremedia shares at the then market price of $0.10 per ordinary share to Volito AB. This transaction resulted in Volito AB holding 6% of the outstanding shares of Futuremedia Plc, according it related party status. In August 2003, the Company contracted and received the cash for the issue of 387,597 Ordinary shares at the then market price of $0.387 per Ordinary share for a total aggregate price of $150,000. The following individuals and entities purchased the number of Ordinary Shares indicated in connection with this private placement: Volito AB (387,597 shares).

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


NOTES TO THE ACCOUNTS
at 30 April 2004


26. RELATED PARTY TRANSACTIONS (continued)

During the year ended April 30, 2004, Volito AB sold all its holding of Futuremedia shares.

In November 2003, Mr C Wit, non-executive board member, exercised a total of 404,500 options to purchase an equivalent number of Futuremedia Ordinary shares at prices of $0.10 and $0.15 per Ordinary share, all of which were sold before April 30, 2004.



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